FOSTER'S
GROUP

07027003

RECEIVED
SEP 28 2007
SEC MAIL PROCESSING SECTION
WASH. D.C.
186

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Buy-Back Booklet and Tender Forms"

Released: 10 September 2007

SUPPL

Pages: 38
(including this page)

FILE NO: 082-01711

PROCESSED
OCT 03 2007
THOMSON
FINANCIAL

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S
GROUP

10 September 2007

Australian Securities Exchange
Company Announcements Office
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 1215

Buy-Back Booklet and Tender Forms

Pursuant to ASX Listing Rule 3.17, attached is a copy of the Buy-Back Booklet and Buy-Back Tender Forms which will be sent to shareholders in respect of the off-market share buy-back announced to the ASX on 28 August 2007.

Robert K Dudfield
Assistant Company Secretary

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Further information
1300 731 671 within Australia
+61 3 9415 4684 outside Australia

FOSTER'S GROUP

SHARE BUY-BACK TENDER

> This is an important document for Foster's shareholders. Please give it your immediate attention. Participation in the Buy-Back requires action by 7:00pm, Melbourne Time, on Friday, 12 October 2007.

> This Buy-Back is not available to US Persons, Canadian residents or persons in the United States of America. This document MUST NOT be distributed into the United States of America or Canada.

> If you are in any doubt as to the action you should take, you should consult your financial, taxation or other professional adviser immediately.

Foster's Group Limited ABN 49 007 620 886

IMPORTANT INFORMATION

Key Dates

AUGUST

28 Announcement of Foster's off-market Buy-Back.

30 Last day that Shares can be acquired to be eligible for franking credit entitlement.

31 Shares quoted ex-entitlement to participate in the Buy-Back. Shares acquired on the ASX on or after this date will not confer an entitlement to participate in the Buy-Back.

Shares quoted ex-entitlement to Foster's final dividend for the financial year ended 30 June 2007.

SEPTEMBER

6 Buy-Back Record Date: determination of eligible shareholders entitled to participate in the Buy-Back.

Final Dividend Record Date and determination of shareholders' entitlement to the final dividend. Notice of shareholders' intentions in relation to participation in the DRP must also have been received by this date.

12 Mailing of Buy-Back Documents to shareholders completed.

17 Tender Period opens.

OCTOBER

1 *Payment of final dividend (or issue of Shares to participants in the DRP). Note that any Shares issued under this DRP entitlement are not eligible to participate in the Buy-Back.*

12 Tender Period closes. Tenders must be received by the Foster's Share Registry no later than 7:00pm, Melbourne Time.

15 Announcement of the Buy-Back Price and scale back (if any).

19 Dispatch / crediting of Buy-Back proceeds to participating shareholders completed.

While Foster's does not anticipate changing these dates and times, it reserves the right to do so by way of an announcement to the ASX. Foster's may also decide not to proceed with the Buy-Back.

Eligibility to Participate in the Buy-Back

Subject to the following, you are eligible to participate in the Buy-Back if Shares are registered in your name at 5:00pm, Melbourne Time, on Thursday, 6 September 2007 and, in accordance with the Settlement Rules, the Shares confer an entitlement to receive this Buy-Back Invitation.

The Buy-Back Invitation is not being made to Excluded Foreign Persons as defined in this booklet. In particular, any person who is in the United States or who is a US Person or a resident of Canada is not entitled to participate, directly or indirectly, in the Buy-Back.

Copies of the Buy-Back Documents are not being mailed or otherwise distributed into the United States or Canada.

Any person receiving any of the Buy-Back Documents must not distribute them into the United States or Canada, or make them available to any US Person or resident of Canada (including to any legal or beneficial owner of Foster's Shares that is a US Person or a resident of Canada) or any person who is in the United States.

Foster's will not accept Tender Forms:

- from any person who does not represent that they are not (and they are not acting on behalf of or for the account of a person who is) in the United States, a US Person or a resident of Canada; or
- that have been postmarked in the United States or Canada or that otherwise appear to Foster's or its agents to have been sent from the United States or Canada.

ADRs representing Foster's Shares and Limited Employee Shares may not be tendered into the Buy-Back.

Further Information

If you have questions about the Buy-Back, please consult the Buy-Back question and answer section on the Foster's website at www.fostersgroup.com or call the Foster's Buy-Back enquiry line on 1300 731 671 within Australia or +61 3 9415 4684 if you are calling from outside Australia. If you are calling from outside Australia please note that this is not a free call.

Please note that Foster's is not able to advise on the taxation implications of your involvement in the Buy-Back and cannot provide investment advice or any recommendations as to what action you should take in relation to the Buy-Back. You should consult your legal, financial or professional adviser if you are in any doubt as to what action to take.

This document does not provide financial product advice and has been prepared without taking into account your particular objectives, financial situation or needs. You should consider obtaining independent professional advice before making any financial decisions.

Definitions

Some words used in this booklet have defined meanings. Section 5 "Definitions and Interpretation" defines these words which are capitalised throughout this booklet.

This booklet is dated Friday, 31 August 2007 and is current as at that date.

CHAIRMAN'S LETTER

Dear Shareholder

On Tuesday, 28 August 2007, Foster's Group Limited (Foster's) announced its intention to buy back up to $250 million worth of Shares through an off-market buy-back tender process (the Buy-Back). The Buy-Back is part of a broader capital management program that also includes an on-market buy-back of up to $100 million worth of Shares which will not commence until the completion of the off-market buy-back tender. The capital management program has been implemented as a result of strong operational cashflow in 2007, recently completed asset and business sales and continuing confidence in Foster's ability to generate strong operating cashflows. The program will assist in managing gearing levels and Foster's capital structure, and is consistent with Foster's investment grade credit rating. It is the Board's view that the process provides benefits to both participating and non-participating shareholders.

The decision to include an off-market buy-back within the capital management program follows the success of Foster's off-market buy-back completed in April 2007.

The Buy-Back is open to eligible Foster's shareholders who were registered shareholders as at Thursday, 6 September 2007. No brokerage should be payable by shareholders who choose to participate in the Buy-Back. All participants will receive the same price for any Shares which are bought back by Foster's. You have complete discretion as to whether you participate in the Buy-Back and the number of Shares, if any, you wish to tender.

Eligible Foster's shareholders may tender some or all of their Shares at discounts of between 8 per cent and 14 per cent inclusive (at 1 per cent intervals) to the Market Price[1], or as a Final Price Tender (which is an election to receive the Buy-Back Price). Foster's will determine the Buy-Back Price according to the Tenders lodged by eligible shareholders and the Market Price.

For Australian tax purposes the Buy-Back Price comprises a capital component and a fully franked deemed dividend component. The Australian Taxation Office has issued a draft ruling which states that shareholders who elect to participate in the Buy-Back will receive a capital component of $1.83[2] per Share, with the remainder of the Buy-Back Price deemed to be a fully franked dividend.

General financial and Australian tax implications of the Buy-Back for shareholders are discussed in this Buy-Back booklet. However, the Buy-Back will have different tax consequences for different shareholders and you should obtain your own tax advice.

If you wish to submit a Tender, you must ensure that your completed and signed Tender Form is received by the Registry or, if you are CHESS sponsored, your broker processes your Tender, no later than 7:00pm, Melbourne Time, on Friday, 12 October 2007.

I encourage you to read this document carefully. If you are in any doubt as to the action you should take or the implications for your own financial circumstances, you should contact your financial, taxation or other professional adviser.

Yours faithfully

Frank J Swan
Chairman

1 Generally speaking, Market Price is the volume weighted average price of Foster's ordinary shares on the ASX (excluding certain trades not considered 'at market' trades) over the five trading days up to and including the Closing Date for the Buy-Back. Further information regarding calculation of the Market Price and the Buy-Back Price is set out in Section 1.

2 For Australian tax purposes, the sale proceeds of the Shares for shareholders other than those taxed as companies will be taken to be the $1.83 capital component plus the amount (if any) that the Tax Value exceeds the Buy-Back Price. See Section 2 for details.

BUY-BACK SUMMARY

Buy-Back

Foster's is buying back Shares by way of an off-market tender which provides shareholders with an opportunity to sell some or all of their Shares to Foster's.

Size

Foster's expects to buy back up to $250 million worth of its Shares. The ultimate size of the Buy-Back will be dependent on shareholder demand and market conditions at the time.

Participation

Eligible shareholders can tender Shares registered in their name at the Buy-Back Record Date (Thursday, 6 September 2007). This means that Shares acquired on the ASX on or after Friday, 31 August 2007 (the ex-entitlement date) cannot be tendered in the Buy-Back.

Participation is voluntary. No action is required if a shareholder decides not to participate.

Dividend Component of the Buy-Back

All of the Buy-Back Price above $1.83 will be treated as a fully franked dividend.

Tender Discount range

Tenders can be lodged at Tender Discount(s) of 8 per cent to 14 per cent inclusive (at 1 per cent intervals) to the Market Price.

Multiple Tender Discounts

Shareholders can tender different parcels of Shares at different Tender Discounts.

Final Price Tender

Shareholders may submit a Final Price Tender which is an offer to sell Shares at the Buy-Back Price ultimately determined by Foster's.

Minimum Price

Shareholders can specify a Minimum Price (being one of four prices specified on the Tender Form) in addition to their Tender Discount(s) and / or Final Price Tender. If shareholders complete this option on the Tender Form, the Tender will be conditional upon the Buy-Back Price being no less than the Minimum Price specified.

Buy-Back Price

The Buy-Back Price will be determined as the lowest price within the Tender Discount range that enables Foster's to buy back the desired amount of capital. All participants will receive the same Buy-Back Price for any shares bought back by Foster's.

ACTION STEPS

The following provides a summary of the steps you need to follow to participate in the Buy-Back. Further detail is contained within this booklet which you should read carefully to ensure that you understand the Buy-Back and how it will affect you. If you are in any doubt, please seek independent professional advice.

Step 1

PARTICIPATION

Elect whether to participate and if so, determine the number of Shares that you wish to tender.

The maximum number of Shares you are entitled to tender into the Buy-Back is set out on your personalised Tender Form enclosed with this booklet.

If you elect not to participate, no further action is required.

Step 2

TENDER DISCOUNT(S)

To participate, you need to decide the Tender Discount(s) at which you tender Shares and / or whether you elect to tender Shares as a Final Price Tender.

Step 3

MINIMUM PRICE (optional)

Determine whether you wish to specify a Minimum Price in addition to the Tender Discount(s) and / or Final Price Tender. If you specify a Minimum Price, the Tender of your Shares is conditional upon the Buy-Back Price being no less than your Minimum Price.

Step 4

TENDER FORM

Depending on whether you have an Issuer Sponsored Holding or a CHESS Holding, complete and sign the Tender Form that accompanies this Buy-Back booklet as follows:

Issuer Sponsored Holdings

If you have an Issuer Sponsored Holding you will have received a yellow Tender Form. Refer to pages 22 and 23 for samples of a completed form.

To submit your completed and signed Tender Form you can either:

1. **If sending by mail**
   Mail the Tender Form in the enclosed reply-paid envelope (within Australia) or otherwise mail to:

   Foster's Group Limited Buy-Back
   C/- Computershare Investor Services Pty Limited
   Reply Paid 52
   MELBOURNE VIC 8060
   AUSTRALIA

2. **If delivering in person (during business hours only)**
   Deliver in person to:
   Foster's Group Limited Buy-Back
   C/- Computershare Investor Services Pty Limited
   Yarra Falls, 452 Johnston Street
   ABBOTSFORD VIC 3067
   AUSTRALIA
   or
3. **If sending by facsimile**
   Fax your completed and signed Tender Form to the Foster's Group Limited Buy-Back facsimile line on +61 3 9473 2015.

   Lodgement
   Tender Forms whether mailed, delivered or faxed must be received by 7:00pm, Melbourne Time, on the Closing Date Friday, 12 October 2007.

CHESS Holdings

If you have a CHESS Holding you will have received a pink Tender Form. Refer to page 24 for a sample of a completed form. Do not send the Tender Form to the Foster's Share Registry. To submit your Tender Form:

- Contact your controlling participant (usually your stockbroker), who is named on your Tender Form in relation to processing and lodgement arrangements.
- Your controlling participant may request you complete the Tender Form accompanying this booklet to confirm your Tender instruction.

Lodgement

Tenders must be processed by controlling participants by 7:00pm, Melbourne Time, on the Closing Date Friday, 12 October 2007.

CONTENTS

1. DETAILS OF THE BUY-BACK AND THE TENDER PROCESS

This section sets out the terms of the Buy-Back and other information to assist you in making a decision whether to participate in the Buy-Back.

You should also have regard to other information in relation to Foster's, such as the results announcement for the year ended 30 June 2007, and financial reports and presentations dealing with earlier periods. Such information is available online on the Foster's website at *www.fostersgroup.com*. Foster's also anticipates the Annual Report for the year ended 30 June 2007 will be available on the Foster's website from Tuesday, 18 September 2007.

About the Buy-Back

1.1 What is an off-market buy-back tender?

An off-market buy-back tender involves a company inviting eligible shareholders to offer to sell some or all of their shares to the company by way of a tender process. In Australia, the shares bought back are subsequently cancelled, thereby reducing the total number of shares the company has on issue.

Under this Buy-Back, Shares may be tendered by eligible shareholders to Foster's at any of the specified discounts in the Tender Discount range from 8 per cent to 14 per cent inclusive (at 1 per cent intervals) to the Market Price or as a Final Price Tender.

Following the Closing Date, Foster's will determine the Buy-Back Price, which will be the price which equates to the largest Tender Discount to the Market Price that will enable Foster's to purchase the amount of capital it determines to buy back. All participants will receive the same Buy-Back Price for any Shares bought back by Foster's.

1.2 Why is Foster's implementing the Buy-Back?

On Tuesday, 28 August 2007 Foster's announced as part of its full year results the intention to return up to $250 million of capital to shareholders by way of an off-market buy-back. Foster's believes that the $250 million of capital to be returned to shareholders is consistent with its disciplined approach to capital management. The Buy-Back represents part of Foster's capital management program, which will assist in managing gearing levels and Foster's capital structure, and is consistent with Foster's investment grade credit rating.

As well as enabling Foster's to buy back Shares at a discount to their traded price, the Buy-Back will enable Foster's to return capital with a strong degree of certainty and in a short timeframe.

1.3 Did Foster's consider other ways of returning capital?

The Board has considered various ways to return surplus capital to shareholders, including off-market buy-backs, on-market buy-backs, special dividends and pro-rata capital returns. The decision to include an off-market buy-back within the capital management program follows the success of Foster's off-market buy-back completed in April 2007, and the Board's view that the process provides benefits to both participating and non-participating shareholders.

Of the various mechanisms available to Foster's to return surplus capital to shareholders, the Buy-Back is expected to be most beneficial in terms of earnings per share and return on equity. Further benefits of the off-market tender process are discussed in Section 1.4 below.

As also announced on Tuesday, 28 August 2007, Foster's intends to conduct an on-market buy-back of up to $100 million worth of Shares which will not commence until the completion of the Buy-Back (refer Section 1.5).

1.4 What are the advantages of an off-market tender process?

Foster's is conducting the Buy-Back by way of an off-market tender process. The advantages of the off-market tender process include the following:

> both participating and non-participating shareholders are expected to benefit from the Buy-Back as:
  - for some shareholders, depending on their tax status, the after-tax return from participating in the Buy-Back may be greater than the sale of their Shares on-market; and
  - the Buy-Back is expected to improve earnings per share and return on equity for shareholders who continue to hold Shares in Foster's;

> the Buy-Back allows Foster's to buy back Shares at a discount of at least 8 per cent to the Market Price;

> participation is optional and shareholders have maximum flexibility to tailor their participation to suit their own circumstances. In particular, shareholders can choose:
  - whether to tender Shares into the Buy-Back;
  - how many Shares to tender; and
  - the basis upon which to tender Shares (for example, at what Tender Discount(s) or as a Final Price Tender, with the option to make the Tender conditional on a Minimum Price);

> all eligible shareholders have an equal opportunity to participate in the Buy-Back;

> the tender process enables Foster's to determine the most appropriate number of Shares to buy back based on shareholder demand and market conditions; and

> shareholders should not have to pay any brokerage to sell their Shares into the Buy-Back.

The Board believes that the Buy-Back can be undertaken without prejudicing Foster's ability to maintain its dividends in accordance with its historical dividend payout ratio.

Furthermore, while the Buy-Back will result in a reduction of Foster's franking account balance, the size of the Buy-Back is consistent with the Board's intention to remain in a position to fully frank Foster's dividends for the foreseeable future. Further information about the effect of the Buy-Back on Foster's is set out in Section 3.

1.5 Why is Foster's also undertaking an on-market buy-back?

In addition to buying back up to $250 million worth of Shares in the Buy-Back, Foster's also plans to buy back up to $100 million worth of Shares on-market. The on-market buy-back will enable Foster's to increase the size of its capital management program in a manner that is consistent with its intention to remain in a position to fully frank dividends for the foreseeable future. It also allows Foster's to return capital at times, and in amounts, consistent with its operating cashflow profile.

Your participation and the tendering process

1.6 Am I eligible to participate in the Buy-Back?

You are eligible to participate in the Buy-Back if Shares are registered in your name on the Buy-Back Record Date (Thursday, 6 September 2007) and you are not an Excluded Foreign Person or a holder of Limited Employee Shares or ADRs.

If you are eligible to participate, you are entitled to tender up to 100 per cent of the Shares which are registered in your name on the Buy-Back Record Date and which, in accordance with the applicable Settlement Rules, confer an entitlement to participate in the Buy-Back. Shares acquired on the ASX on or after the ex-entitlement date (Friday, 31 August 2007) generally will not be registered in your name by the Buy-Back Record Date and therefore will not carry an entitlement to participate in the Buy-Back.

The maximum number of Shares you are entitled to tender into the Buy-Back is set out on your personalised Tender Form enclosed with this booklet.

The Buy-Back Invitation is not being made to any Excluded Foreign Person. In particular, the Buy-Back Invitation is not being made to any person in the United States or any US Person or resident of Canada. ADRs and Limited Employee Shares may also not be tendered into the Buy-Back (refer Section 4 for further information).

1.7 Do I have to tender my Shares?

No. If you do not want to sell any of your Shares, you do not need to take any action.

1.8 What does the Buy-Back mean for me if I do not participate?

If you choose not to participate, you are ineligible to participate, or your Tender is unsuccessful in full, the number of Shares you hold will not change as a result of the Buy-Back. After the Buy-Back is completed, you will hold a slightly larger percentage of the total number of Shares in Foster's (as there will be fewer Shares on issue). You will benefit from any improvement in earnings per share and return on equity as a result of there being fewer Shares on issue, and you will continue to be subject to the normal investment risks associated with share ownership.

1.9 Will I still receive the final dividend (and any DRP entitlement Shares) if I participate in the Buy-Back?

Yes. All shareholders with a registered holding at Thursday, 6 September 2007 (Final Dividend Record Date) will be entitled to receive the 13.0 cents per share final dividend. Under the Buy-Back, Shares will not be bought back until Monday, 15 October 2007, which is after the Final Dividend Record Date. As a result, you will still receive the final dividend on any Shares that are tendered into the Buy-Back.

Shares issued under the DRP with respect to the final dividend for the financial year ended 30 June 2007 will not have an entitlement to participate in the Buy-Back.

If you are a participant in the DRP, it is important to note that if you successfully tender all or part of your Shares into the Buy-Back, the operation of the DRP may result in you holding a small number of Shares that may be less than a marketable parcel. To avoid this possibility, Foster's Buy-Back announcement on Tuesday, 28 August 2007 suggested that shareholders who intend to sell all their Shares into the Buy-Back consider discontinuing their participation in the Foster's DRP. This will only take effect if your notice of withdrawal from the DRP has been received by 5:00pm, Melbourne Time, on Thursday, 6 September 2007.

The tendering process

1.10 At what discounts can I tender my Shares?

You may tender Shares at one or more of the specified Tender Discounts of 8 per cent to 14 per cent inclusive (at 1 per cent intervals) to the Market Price or as a Final Price Tender (refer Section 1.11).

Each parcel of Shares tendered at a different Tender Discount or as a Final Price Tender is a separate Tender. For example, you may tender one third of the Shares you wish to sell at a 14 per cent Tender Discount, one third at an 8 per cent Tender Discount and one third as a Final Price Tender. The total number of Shares that you tender into the Buy-Back must not exceed the number of entitled Shares that you held as at the Buy-Back Record Date, as set out in your personalised Tender Form.

1.11 What is a Final Price Tender?

A Final Price Tender is an offer to sell your Shares to Foster's at whatever price is ultimately determined to be the Buy-Back Price under the tender process. The Buy-Back Price could be as low as a 14 per cent discount to the Market Price or as high as an 8 per cent discount to the Market Price. If a large number of Final Price Tenders are submitted, it is more likely that the Buy-Back Price will be at a larger discount to the Market Price.

Final Price Tenders are designed to make it easier for retail shareholders to participate successfully in the Buy-Back. Final Price Tenders will only be scaled back if the Buy-Back Price is set at a 14 per cent discount to the Market Price and the total number of Shares tendered at that discount and as Final Price Tenders is more than Foster's determines to buy back. Therefore, if you wish to increase the likelihood that your Shares will be bought back, you may consider submitting a Final Price Tender.

1.12 Can I elect a Minimum Price for the purchase of my Shares?

You are entitled, although not required, to specify a Minimum Price at which you are prepared to sell your Shares. This is not an alternative to specifying a Tender Discount(s) and / or a Final Price Tender, but an additional feature if you are concerned that movements in the share price after you lodge your Tender may result in your Tender Discount(s) and / or Final Price Tender corresponding to a lower Buy-Back Price than you are willing to accept.

The Tender Forms allow you to specify one of four Minimum Prices. If the Buy-Back Price is less than your Minimum Price, then your Tender will be rejected and your Shares will not be bought back.

If you fail to nominate a Tender Discount or a Final Price Tender, and only make your Tender conditional upon the Minimum Price, your Tender will be invalid and will not be accepted by Foster's. If you nominate more than one Minimum Price, your Tender will be conditional upon the lowest Minimum Price you have specified.

1.13 How long will the Buy-Back be open?

The Buy-Back will be open from Monday, 17 September 2007 to Friday, 12 October 2007. Shareholders may only lodge Tenders within this period. Foster's may extend this period, but does not expect to do so. If the Tender Period is extended, the new Closing Date will be announced to the ASX.

(a) Issuer Sponsored Holdings

If you have an Issuer Sponsored Holding, your Tender must be received by the Registry no later than 7:00pm, Melbourne Time, on Friday, 12 October 2007 to ensure it qualifies for participation in the Buy-Back.

(b) CHESS Holdings

If you have a CHESS Holding you need to instruct your controlling participant (normally your broker) in sufficient time for them to process your Tender so that it is received by the Registry by no later than 7:00pm, Melbourne Time, on Friday, 12 October 2007.

1.14 How do I participate in the Buy-Back?

Step 1 – Decide how many Shares you wish to sell
To participate in the Buy-Back, you first need to decide how many Shares you wish to sell.

The personalised Tender Form enclosed with this booklet sets out the maximum number of Shares you may tender into the Buy-Back. You may tender any number of Shares up to this maximum number.

You should not, before the Buy-Back Date, sell or offer to sell the Shares you have tendered into the Buy-Back unless you first withdraw or amend your Tender (refer Section 1.24).

Step 2 – Choose your Tender Discount(s) and / or a Final Price Tender
Once you have determined the number of Shares you wish to sell, you need to indicate the discount(s) to the Market Price at which you are willing to sell these Shares (your Tender Discount(s)).

You may tender your Shares at one or more Tender Discounts in the range (from 8 per cent to 14 per cent (inclusive)) to the Market Price as set out on the Tender Form or as a Final Price Tender. However, you may not tender the same Shares at different Tender Discounts (or at both a specified Tender Discount and as a Final Price Tender). Each parcel of Shares tendered at a different Tender Discount or as a Final Price Tender is a separate Tender.

To provide shareholders with an indication of the possible after-tax proceeds from selling their Shares into the Buy-Back compared to selling their Shares through the ASX, Foster's intends to provide access to a tax calculator through its website at www.fostersgroup.com. The same information can be obtained by calling the enquiry line on 1300 731 671 within Australia or +61 3 9415 4684 if you are calling from outside Australia. For the purposes of the Buy-Back, Foster's will commence calculating an estimate of the Market Price from 6:00pm, Melbourne Time, on Monday, 8 October 2007 and will place this information on its website at www.fostersgroup.com.

Please note that the Market Price information placed on the Foster's website will be an estimate given that it will only include trading from opening on Monday, 8 October 2007 to the previous close of trading on the ASX. The actual Market Price will be available by no later than 6:00pm, Melbourne Time, on Friday, 12 October 2007 (refer Section 1.16).

Shareholders may wish to delay submitting their Tender until towards the end of the Tender Period so that they can consider the approximate or actual Market Price before submitting their Tender Form.

Step 3 – Choose your Minimum Price (optional)
In addition to choosing to tender your Shares at the specified Tender Discounts and / or as a Final Price Tender, you may also elect to impose a Minimum Price condition on your Tender (refer Section 1.12). If you elect a Minimum Price and the Buy-Back Price is less than the Minimum Price as chosen by you on your Tender Form, your tender will be rejected and your Shares will not be bought back. The Minimum Price can only be one of the Minimum Prices specified on the Tender Form.

Step 4 – Complete and submit your Tender Form
How you submit your Tender(s) will depend on the type of holding you have. This will be specified on your Tender Form.

(a) Issuer Sponsored Holdings

Once you have determined the number of Shares you wish to sell and your Tender Discount(s) and / or Final Price Tender, and, if you choose, your Minimum Price, you need to complete and sign your personalised Tender Form and return it to the Registry.

Your completed Tender Form must be received by the Registry by 7:00pm, Melbourne Time, on Friday, 12 October 2007 at:

If sending by mail
Foster's Group Limited Buy-Back
C/- Computershare Investor Services Pty Limited
Reply Paid 52
MELBOURNE VIC 8060
AUSTRALIA

If delivering in person (during business hours only)
Foster's Group Limited Buy-Back
C/- Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
ABBOTSFORD VIC 3067
AUSTRALIA

If sending by facsimile
Foster's Group Limited Buy-Back
Fax no: +61 3 9473 2015

You can use the enclosed reply-paid envelope if you are posting your Tender Form within Australia. If you are sending your Tender Form by facsimile, do NOT send your original Tender Form to the Registry.

Foster's will not accept your Tender Form unless it is actually received at one of these addresses by 7:00pm, Melbourne Time, on Friday, 12 October 2007. You should allow sufficient time for this to occur if you are sending your Tender Form by mail. Foster's will not accept Tender Forms:

(a) from any person who does not represent that they are not (and they are not acting on behalf of or for the account of a person who is) in the United States, a US Person or a resident of Canada; or

(b) that have been postmarked in the United States or Canada or that otherwise appear to Foster's or its agents to have been sent from the United States or Canada.

ADRs representing Foster's Shares and Limited Employee Shares may not be tendered into the Buy-Back.

(b) CHESS Holdings

Once you have determined the number of Shares you wish to sell, your Tender Discount(s) and / or Final Price Tender, and, if you choose, your Minimum Price, you need to instruct your controlling participant (normally your broker) in sufficient time for them to process your Tender so that it is received by the Registry by 7:00pm, Melbourne Time, on Friday, 12 October 2007. The name of the controlling participant who manages your CHESS Holding as at the Buy-Back Record Date is printed on your Tender Form. Your controlling participant may request you complete the Tender Form accompanying this booklet to confirm your instruction.

You should NOT send your Tender Form to the Registry.

If you are a CHESS Holder, you may receive written confirmation from CHESS of the Tenders made in relation to your holding or Tenders withdrawn by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by Foster's of any Tender.

Tender outcomes

1.15 What price will Foster's pay to buy back my Shares?

The Buy-Back Price will be the price that equates to the largest Tender Discount in the range of 8 per cent to 14 per cent inclusive (at 1 per cent intervals) to the Market Price that will enable Foster's to purchase the amount of capital it determines to buy back.

For each Share purchased from you under the Buy-Back, you will receive a cash amount determined in accordance with the following formula:

$A = B \times (1 - C)$

Where:

A is the Buy-Back Price (that is the price per Share rounded to the nearest cent, to be paid for all Shares bought back under the Buy-Back);

B is the Market Price; and

C is the Buy-Back Discount (as a percentage).

So, for example, if the relevant Market Price is $6.00 and the Buy-Back Discount is 14 per cent, the Buy-Back Price would be $5.16 (i.e. $6.00 x (1 – 0.14)).

Foster's intends to set the Buy-Back Price so that it will not exceed the Tax Value. The Tax Value is the price used by the ATO to determine for Australian tax purposes the hypothetical market value of the relevant Shares at the time the Buy-Back occurs, assuming that the Buy-Back itself had not influenced that value. Subject to any change agreed with the ATO, the Tax Value will be $5.73 (being the VWAP of Shares over the five trading days up to and including Monday, 27 August 2007, adjusted to be on an ex-dividend basis) adjusted for the movement in the S&P / ASX 200 Index between the beginning of trading on Tuesday, 28 August 2007 and the close of trading on Friday, 12 October 2007 (refer Section 2 for more detail).

You will be paid the Buy-Back Price for all Shares successfully tendered into the Buy-Back, even if your Tender Discount would have resulted in a lower price than the Buy-Back Price.

1.16 How will I know what the Market Price is?

The Market Price is calculated as the volume weighted average price of Foster's Shares over the five trading days up to and including the Closing Date (Friday, 12 October 2007), but excluding certain trades not considered 'at market' trades (refer definition of VWAP and Market Price in Section 5).

To provide an indication of the Market Price, commencing Monday, 8 October 2007 Foster's will calculate the running VWAP during this five day period, which will be published on the Foster's website at www.fostersgroup.com and will be available through the enquiry lines. The cumulative running VWAP from the opening of trading on the ASX on Monday, 8 October 2007 will be updated daily from 6:00pm, Melbourne Time, commencing on Monday, 8 October 2007.

The actual Market Price, representing the VWAP for the full five-day period up to and including the Closing Date, will be announced on the ASX no later than 6:00pm, Melbourne Time, on Friday, 12 October 2007, and can be obtained by accessing the Foster's website or by calling the enquiry line on 1300 731 671 within Australia or +61 3 9415 4684 from outside Australia.

1.17 How will I know what the Buy-Back Price is?

Foster's intends to announce the Buy-Back Price on the ASX as soon as possible after the Tender Period closes. Foster's expects this announcement to be on Monday, 15 October 2007. The announcement will also be posted on the Foster's website at www.fostersgroup.com.

1.18 Will all the Shares I tender be bought back?

Foster's has announced that it intends to buy back up to $250 million worth of Shares under the Buy-Back. Assuming a $5.16[1] Buy-Back Price, the number of Shares bought back under this Buy-Back would represent approximately 2.5 per cent of the issued capital of Foster's as at Friday, 31 August 2007. However, the Company may vary the size of the Buy-Back depending on demand and market conditions.

1 $5.16 is an example only and assumes a 14 per cent discount to an assumed Market Price of $6.00. This figure has been chosen to give an approximation of the number of Shares that could be acquired. You should not rely on this as being the Buy-Back Price. See Section 1.15 for an explanation of how the Buy-Back Price will be determined.

The success of your Tender will depend on your Tender Discount, the size and price of Tenders lodged by other shareholders and the total number of Tenders Foster's accepts. There is no guarantee that all or even some of your Tender will be accepted.

1.19 How will I know how many of my Shares have been bought back?

No later than Friday, 19 October 2007, Foster's will send all shareholders who have tendered their Shares into the Buy-Back a statement notifying them of the number of their Shares (if any) that have been bought back and the price paid. Shareholders can also access this information on or after Monday, 15 October 2007 by calling the enquiry line on 1300 731 671 within Australia or +61 3 9415 4684 if you are calling from outside Australia. If you are a CHESS Holder, you will receive written confirmation from CHESS of the successful Tenders made on your holding or Tenders withdrawn by your controlling participant.

1.20 How will Foster's determine successful Tenders and any scale back?

If Foster's proceeds with the Buy-Back and your Tender Discount is equal to or larger than the Buy-Back Discount, or you lodged a Final Price Tender, your Tender will be successful and your Shares will be bought back, subject to any scale back and, if applicable, any Minimum Price condition.

If your Tender Discount is smaller than the Buy-Back Discount, your Tender will be rejected and your Shares will not be bought back.

If you have chosen a Minimum Price and the Buy-Back Price is less than your Minimum Price, then your Tender will be rejected and your Shares will not be bought back.

When may a scale back apply?

A scale back may apply if the total number of Shares tendered at a Tender Discount equal to or greater than the Buy-Back Discount and as Final Price Tenders is more than the total number of Shares Foster's determines to buy back. In such circumstances, a scale back would apply as follows.

If the Buy-Back Discount is between 8 per cent and 13 per cent (inclusive)

Where the Buy-Back Discount is between 8 per cent and 13 per cent (inclusive):

(a) Tenders at a Tender Discount greater than the Buy-Back Discount will be accepted in full;

(b) Final Price Tenders will be accepted in full;

(c) a Priority Parcel (refer below) will be bought back from each shareholder who tendered Shares at the Buy-Back Price. The Priority Parcel will include Shares tendered at Tender Discounts greater than the Buy-Back Discount. If the number of Shares tendered at Tender Discounts greater than or equal to the Buy-Back Discount is equal to or less than the Priority Parcel, then all of those Shares will be bought back;

(d) Small Holding Tenders (refer below) will be accepted in full;

(e) Tenders at the Buy-Back Discount (other than Final Price Tenders, Priority Parcels and Small Holding Tenders) will be scaled back on a pro-rata basis; and

(f) Tenders at a Tender Discount smaller than the Buy-Back Discount will be rejected.

If the Buy-Back Discount is 14 per cent

Where the Buy-Back Discount is 14 per cent:

(a) Tenders at a 14 per cent Tender Discount and Final Price Tenders will be accepted but will be scaled back on a pro-rata basis (other than Priority Parcels and Small Holding Tenders);

(b) a Priority Parcel will be bought back from each shareholder who tendered Shares at a 14 per cent Tender Discount and / or as a Final Price Tender. If the shareholder tendered Shares equal to or less than the Priority Parcel at a 14 per cent Tender Discount and / or as a Final Price Tender, then all of those Shares will be bought back;

(c) Small Holding Tenders will be accepted in full; and

(d) Shares tendered at a Tender Discount smaller than 14 per cent will be rejected.

When the scale back is calculated, all fractions will be rounded down to the nearest Share.

What is the Priority Parcel?

In the event of a scale back, Foster's will buy back the first 800 Shares successfully tendered by each shareholder or such lesser number of Shares determined to be the Priority Parcel as is required to ensure that Foster's buys back only the number of Shares it determines to buy back. If you successfully tender less Shares than the number of Shares in the Priority Parcel, then all of the Shares you tendered would be bought back in the circumstances described above.

Foster's is adopting this approach to ensure that small registered shareholders are not disadvantaged by any scale back and have the greatest opportunity to participate in the Buy-Back.

What is a Small Holding Tender?

A Small Holding Tender is a Tender submitted by a shareholder who tenders all of their Shares at one or more Tender Discounts equal to or greater than the Buy-Back Discount and / or as a Final Price Tender and who would have a Small Holding (300 Shares or less) created as a result of a scale back. As indicated above, Small Holding Tenders will be accepted in full and will not be scaled back.

However, if you become the registered holder of additional Shares in Foster's after the Buy-Back Record Date and you are the registered holder of more Foster's Shares at the Closing Date than you held on the Buy-Back Record Date, then your Tender will not be a Small Holding Tender and the scale back will apply to your Tender as it would to any other Tender.

For the avoidance of doubt, if you are registered to participate in Foster's DRP at 5:00pm, Melbourne Time, on Thursday, 6 September 2007, your Tender in any event will not be classified as a Small Holding Tender.

1.21 How will the scale back affect my Tender?

The details of any scale back will be announced as soon as possible after the Closing Date. Foster's expects to make this announcement on Monday, 15 October 2007. To assist you in understanding how a scale back may affect your Tender, please see the following examples:

Example of a Buy-Back Discount of 10 per cent with a 20 per cent scale back on sample Tenders (refer note 1 below)

	Shares owned	Shares tendered	Tender Discount	Tender either partially or fully successful	Small Holding Tender	Number of Shares bought back
Sara	400	400	14.0%	Yes	No	400
William	8,000	4,000	Final Price Tender	Yes	No	4,000
		2,000	14.0%	Yes		2,000
Monique	8,000	4,000	9.0%	No	No	0
		2,000	10.0%	Yes		1,760
Joseph	1,400	800	Final Price Tender	Yes	Yes	800
		600	10.0%	Yes		600
Adele	1,200	400	Final Price Tender	Yes	No	400
		700	10.0%	Yes		640

Explanation

Sara	The Tender Discount of 14% is greater than the Buy-Back Discount (10%) so the Tender will be accepted in full.
William	As the Buy-Back Discount (10%) is less than the maximum discount in the Tender Discount range (14%), the Final Price Tender will be accepted in full. The Tender at a Tender Discount of 14% will also be accepted in full as the Tender Discount is greater than the Buy-Back Discount (10%).
Monique	The Tender at a Tender Discount of 9% will be rejected, as the Tender Discount is less than the Buy-Back Discount (10%). The Shares tendered at 10%, which is the Tender Discount, will be subject to a scale back after the Priority Parcel of 800 Shares has been bought back. The scale back will be calculated on 1,200 Shares (2,000 less 800 Priority Parcel) so 1,760 of Monique's Shares (800 Priority Parcel plus 80% of 1,200) will be bought back.
Joseph	The Final Price Tender of 800 Shares is accepted in full as the Buy-Back Discount (10%) is less than the maximum discount in the Tender Discount range (14%). No scale back applies to the 600 Shares tendered at 10%, even though the Tender Discount is equal to the Buy-Back Discount. This is because a scale back of the 600 Shares would result in Joseph holding 120 Shares (600 less 80% of the 600) and Joseph has tendered all his shares as a Final Price Tender and / or Tender Discounts at or greater than the Buy-Back Discount making the Tender a Small Holding Tender. All shares tendered by Joseph will therefore be bought back.
Adele	The Final Price Tender for 400 Shares will be accepted in full as the Buy-Back Discount (10%) is less than the maximum discount in the Tender Discount range (14%). The 700 Shares tendered at 10%, which is the Buy-Back Discount, are subject to a scale back. The Priority Parcel of 800 Shares will be bought back, 400 of which are from Adele's Final Price Tender leaving 400 that will be bought back from Shares tendered at a 10% Tender Discount. A scale back will therefore apply to 300 Shares (700 less 400) of the Shares tendered at a Discount of 10%, resulting in 640 Shares (400 as a result of Priority Parcel rules plus 80% of 300) that will be bought back. 60 of the Shares that Adele tendered will not be bought back. Note that Adele's Tender is not a Small Holding Tender, even though all her Tenders are a Final Price Tender and / or at Tender Discounts at or greater than the Buy-Back Discount, as Adele has tendered only 1,100 of her 1,200 Shares.

Note:

1 A 20 per cent scale back will result in 80 per cent of Shares tendered at the Buy-Back Discount (including Shares tendered as Final Price Tenders in the case where the Buy-Back Discount is 14 per cent) being bought back subject to the scale back rules in respect of Small Holdings and Priority Parcels.

Example of a Buy-Back Discount of 14 per cent with a 20 per cent scale back on sample Tenders (refer note 1 below)

	Shares owned	Shares tendered	Tender Discount	Tender either partially or fully successful	Small Holding Tender	Number of Shares bought back
Sara	400	400	14.0%	Yes	No	400
William	8,000	4,000	Final Price Tender	Yes	No	4,960
		2,000	14.0%	Yes		
Monique	8,000	4,000	9.0%	No	No	0
		2,000	10.0%	No		0
Joseph	1,400	800	Final Price Tender	Yes	No	800
		600	10.0%	No		0
Adele	1,200	400	Final Price Tender	Yes	No	400
		700	10.0%	No		0

Explanation

Sara	The Tender will be accepted in full. Sara has tendered her Shares at the Buy-Back Discount (14%), but no scale back applies (as could occur for larger parcels of Shares tendered at the Buy-Back Discount) as the number of Shares tendered is less than the Priority Parcel.
William	As the Buy-Back Discount is 14%, both the Final Price Tender and the Tender at a Tender Discount of 14% will be accepted subject to a scale back. Aggregating the two Tenders, and allowing for the 800 Share Priority Parcel, the scale back will be calculated on 5,200 Shares (the aggregate of 4,000 and 2,000 less the Priority Parcel of 800) effectively reducing the number of Shares accepted to 4,960 (800 Priority Parcel plus 80% of 5,200).
Monique	None of the Shares tendered by Monique will be accepted, as the Tender Discounts for both parcels of Shares tendered (9% and 10%) were less than the Buy-Back Discount of 14%.
Joseph	The Tender at a Tender Discount of 10% will be rejected, as the Tender Discount is less than the Buy-Back Discount (14%). The Final Price Tender of 800 Shares will not be subject to scale back (as could occur for larger parcels of Shares tendered as Final Price Tenders when the Tender Discount is the maximum in the Tender Discount range) as it is equal to the Priority Parcel.
Adele	The Tender at a Tender Discount of 10% will be rejected, as the Tender Discount is less than the Buy-Back Discount (14%). The Final Price Tender of 400 Shares will not be subject to a scale back (as could occur for larger parcels of Shares tendered as Final Price Tenders when the Tender Discount is the maximum in the Tender Discount range) as it is less than the Priority Parcel.

Note:

1 A 20 per cent scale back will result in 80 per cent of Shares tendered at the Buy-Back Discount (including Shares tendered as Final Price Tenders in the case where the Buy-Back Discount is 14 per cent) being bought back subject to the scale back rules in respect of Small Holdings and Priority Parcels.

Other questions

1.22 How does the Buy-Back compare to selling my Shares on the ASX?

Depending on your individual circumstances, if you sell your Shares on the ASX, the Australian tax consequences of doing so may be different from selling your Shares into the Buy-Back (refer Section 2 for general details in relation to Australian tax implications, but note that shareholders should consider their own particular tax circumstances).

In addition, to execute a share sale on the ASX, you may need to appoint a broker and pay brokerage whereas you should not need to appoint a broker or pay brokerage to participate in the Buy-Back.

However, it is likely that you will be able to sell your Shares through the ASX for a price that is higher than the Buy-Back Price. This is because the prices at which eligible shareholders can tender Shares into the Buy-Back are at discounts of between 8 per cent and 14 per cent (inclusive) to the Market Price. Therefore, it is more than likely that the Company's share price on the ASX will be higher than the Buy-Back Price during and possibly after the Tender Period.

To provide shareholders with an indication of the possible after-tax proceeds from selling their Shares into the Buy-Back compared to selling their Shares through the ASX, Foster's intends to provide access to a tax calculator through its website (www.fostersgroup.com) from Monday, 8 October 2007 to Friday, 12 October 2007.

By making the Buy-Back Invitation Foster's is not making any recommendation or giving any advice on the value of your Shares or whether (or how) you should sell your Shares. Before you decide what to do with your Shares, Foster's strongly recommends that you seek your own professional advice.

1.23 How have Foster's Shares performed over recent times?

The closing price of Foster's Shares on the ASX on Monday, 27 August 2007, being the last trading day before the Company announced the Buy-Back, was $6.00.

The Company's highest and lowest closing prices during each of the preceding six months were as follows:

Period	Low ($)	High ($)	Average closing price ($)[1]
February 2007	$6.32	$7.14	$6.88
March 2007	$6.18	$6.85	$6.54
April 2007	$6.39	$7.01	$6.66
May 2007	$6.25	$6.62	$6.41
June 2006	$6.27	$6.57	$6.47
July 2007	$5.84	$6.41	$6.26
August 2007[2]	$5.69	$6.02	$5.89

Source: IRESS

Notes:
1 Calculated as the average of the closing prices of Foster's Shares on the ASX for each trading day over the relevant month.
2 For the period from 1 August 2007 to 27 August 2007 inclusive.

A graph indicating the Share price performance of Foster's over the period from 1 July 2005 to 27 August 2007 is set out below.

1.24 Can I withdraw or amend my Tender?

Once you have submitted a Tender, it can be withdrawn or amended by following the procedures set out below.

(a) Issuer Sponsored Holdings

To withdraw or amend a Tender you have submitted, you will need to submit a Withdrawal / Amendment Form. To obtain a Withdrawal / Amendment Form you should contact the Foster's Buy-Back enquiry line between the hours of 8:30am and 5:00pm, Melbourne Time, on a business day on 1300 731 671 within Australia or +61 3 9415 4684 if you are calling from outside Australia. Alternatively, you may download a copy of the Withdrawal / Amendment Form from the Foster's website at www.fostersgroup.com.

Withdrawal of Tenders

You may withdraw all of your Tenders by ticking the 'Withdrawal' box on the Withdrawal / Amendment Form, completing your shareholder details, signing the form and sending it to the Registry so that it is received by no later than 7:00pm, Melbourne Time, on Friday, 12 October 2007.

Amendment of Tenders

If you wish to change the terms of all or some of your Tenders or you wish to withdraw some (not all) of your Tenders, you must tick the 'Amendment' box on the Withdrawal / Amendment Form. You must then complete your shareholder details, complete the details of all of your Tenders on that form in accordance with the instructions shown on it and send it to the Registry so that it is received by no later than 7:00pm, Melbourne Time, on Friday, 12 October 2007.

The effect of submitting a Withdrawal / Amendment Form will be to withdraw all of your previous Tenders and (where applicable) replace them with the Tenders detailed on that Withdrawal / Amendment Form. On the Withdrawal / Amendment Form you will need to complete the details of all of the Tenders you wish to submit as if you had not previously submitted them. If your Withdrawal / Amendment Form is incomplete or incorrect, the Registry will make at least one attempt to contact you before the Tender Period closes. Where there is insufficient time or you cannot be contacted, your Withdrawal / Amendment Form may not be accepted (at the absolute discretion of Foster's) and your existing Tender may be accepted into the Buy-Back.

(b) CHESS Holdings

If you have a CHESS Holding, you will need to instruct your controlling participant in sufficient time for them to process your withdrawal or amendment by no later than 7:00pm, Melbourne Time, on Friday, 12 October 2007. You should NOT send a Withdrawal / Amendment Form to the Registry.

The effect of your controlling participant withdrawing or amending one or more of your Tenders will be to withdraw those Tenders, and in the case of an amendment to replace the amended Tenders with new Tenders. If you are a CHESS

Foster's Share price 1 July 2005 to 27 August 2007


$8.00
$7.00
$6.00
$5.00
$4.00
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07

Source: IRESS

Holder, you will receive written confirmation from CHESS of the withdrawals / amendments made in relation to your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by Foster's of your withdrawal or amendment of any Tender.

1.25 Can ordinary Shares held by Foster's employees be tendered?

Limited Employee Shares are not eligible to be tendered into the Buy-Back and these Shares have not been included on your Tender Form. However, any Shares which you hold at the Buy-Back Record Date, which are not Limited Employee Shares, have been included on your Tender Form and may be tendered into the Buy-Back, subject to Foster's employee share trading policy.

If you hold Shares and have any questions about tendering your Shares, please call the Buy-Back enquiry line between the hours of 8:30am and 5:00pm, Melbourne Time, on a business day on 1300 731 671 within Australia or +61 3 9415 4684 if you are calling from outside Australia.

1.26 What if I have more than one holding of Shares?

You will receive a personalised Tender Form for each separate holding of Shares (for example, if you hold some Shares in your name and some Shares jointly with your spouse you will receive two Tender Forms). You may tender Shares in the Buy-Back from any or all of your separate holdings provided that you complete the Tender Form and follow the instructions on each Tender Form for each holding you wish to tender.

Any scale back that applies to Shares tendered from more than one of your registered holdings will be applied to each of those registered holdings as if they were held by different persons.

1.27 What if I hold my Shares jointly with another person?

If you hold your Shares jointly with another person (for example, your spouse) and you have an Issuer Sponsored Holding you must complete and return the Tender Form in accordance with instructions for joint holdings on the Tender Form.

1.28 How will I receive payment for Shares bought back?

If you have an existing direct credit authority for the payment of dividends on your Shares recorded on the Foster's Share Register by 7:00pm, Melbourne Time, on Friday, 12 October 2007 all proceeds due to you under the Buy-Back will be credited to your nominated bank account, provided it is domiciled outside the United States and Canada. If your nominated bank account is domiciled in the United States or Canada or you do not have a direct credit authority, you will receive a cheque in Australian dollars.

If you wish to receive payment in a manner that is different from your current direct credit instructions for payment of dividends on your Shares, you may change your current direct credit instructions by providing written instructions to the Registry before 7:00pm, Melbourne Time, on Friday, 12 October 2007. Please note that if you do alter your nominated bank account details, this will be taken to be your nominated bank account for future dividend payments.

Cheques and direct credit advices will be mailed to you at your risk to your address, as shown on the Foster's Share Register at 7:00pm, Melbourne Time, on Friday, 12 October 2007. It is your responsibility to inform the Registry of any changes to your contact details. Payments to bank accounts and dispatch of cheques are expected to be completed by Friday, 19 October 2007. Payments to the accounts and the dispatch of cheques to the addresses on the Foster's Share Register will satisfy Foster's obligation to pay you for any Shares bought back.

1.29 Can I still vote at general meetings if I tender all my Shares into the Buy-Back?

Shareholders who tender their Shares into the Buy-Back will be entitled to vote in respect of those Shares (in accordance with the voting rights attached to those Shares) at any general meeting that is held before the Closing Date. No general meeting is currently scheduled to take place before the Closing Date.

1.30 Can I trade my Shares after submitting a Tender?

Once you have tendered Shares into the Buy-Back, you should not:
- sell or offer to sell those Shares;
- convert those Shares from an Issuer Sponsored Holding to a CHESS Holding or vice versa; or
- move them between CHESS Holdings (for instance, if you change your controlling participant).

However, any Shares which you have not tendered into the Buy-Back may be sold or otherwise dealt with in the ordinary manner.

Once you have submitted a Tender, the number of Shares you have tendered will be locked and placed in a 'sub-position' in the Foster's Share Register. You will not be able to deal with those Shares until they are released from the sub-position. For the Shares to be released from that sub-position before the end of the Tender Period, you must withdraw or amend your Tender in accordance with the procedures set out in Section 1.24 of this booklet.

Withdrawals or amendments made in accordance with these procedures may not take immediate effect. You should take this into consideration if you wish to sell or offer to sell any of the Shares which you have tendered. If, at the Buy-Back Date, you do not hold at least the number of Shares you successfully tendered, Foster's may, in its absolute discretion, reject your Tender(s) or treat your Tender(s) as if you had tendered the number of Shares held by you at the Closing Date (refer Section 4 for further details).

1.31 If I purchase other Shares during the Tender Period, will my tendered Shares be affected?

Shareholders who tender their Shares to Foster's under the Buy-Back will be able to purchase additional Shares on or after Friday, 31 August 2007 without compromising their entitlement to claim related franking credits on Shares sold into the Buy-Back, provided the additional Shares are not registered on or before Thursday, 6 September 2007.

This is because:
- those additional Shares will not carry an entitlement to participate in the Buy-Back; and
- the ATO has indicated that such additional Shares acquired on an ex-entitlement basis on or after Friday, 31 August 2007 will be excluded from the 'last-in-first-out' principle of the 45-day rule. The newly purchased Shares will not affect shareholders' ability to receive franking credits on Shares acquired on or before Thursday, 30 August 2007 which are successfully tendered into the Buy-Back (refer Section 2).

2. AUSTRALIAN TAX IMPLICATIONS FOR SHAREHOLDERS

The following discussion is intended only as a general summary of the Australian income tax implications of participating in the Buy-Back.

If you decide to participate in the Buy-Back, your particular tax treatment will depend on your own circumstances. *It is therefore important that you seek professional tax advice to take into account your particular circumstances.*

2.1 Introduction

Unless otherwise specified, this discussion is based on income tax legislation and administrative practice as at Tuesday, 28 August 2007. These laws, the interpretation of them by the courts, and administrative practice may change at any time, and sometimes with retrospective effect. Foster's has received a draft Class Ruling from the ATO for shareholders who participate in the Buy-Back, which provides preliminary confirmation of a number of the statements contained in this summary. The ATO will not issue the Class Ruling in a form that is binding until after completion of the Buy-Back. Although it is not anticipated to be the case, when the binding Class Ruling is issued by the ATO, it is possible that it may express a view contrary to that set out below.

This general summary of the Australian income tax implications of participating in the Buy-Back is limited to shareholders who hold their Shares on capital account and therefore may be assessed for tax under the Capital Gains Tax ('CGT') provisions on Shares bought back by Foster's. Some shareholders, for example those who carry on a business in dealing with shares, may be assessed on their dealings in shares other than under the CGT provisions. The tax consequences for those shareholders may differ from those discussed below.

The Buy-Back will constitute an 'off-market' buy-back for tax purposes. As Foster's does not intend to set the Buy-Back Price at more than the Tax Value, all of the Buy-Back Price in excess of $1.83 will be treated as a fully franked deemed dividend.

A shareholder participating in the Buy-Back will be taken, for CGT purposes, to have disposed of their Shares when Foster's accepts the Tender. This is anticipated to be on Monday, 15 October 2007. For Australian tax purposes, shareholders (other than those treated as Australian resident companies) will be treated as disposing of their Shares for the $1.83 capital component plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price.

The Tax Value is expected to be $5.73 (being the VWAP of Shares over the five trading days up to and including Monday, 27 August 2007, adjusted to take into account that Foster's Shares go ex-dividend on Friday, 31 August 2007) adjusted for movement in the S&P / ASX 200 index between the opening of trading on Tuesday, 28 August 2007 and the close of trading on Friday, 12 October 2007 (refer Section 2.7).

2.2 Australian resident individual

(a) Income tax – Treatment of deemed dividend

An Australian resident individual participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the excess of the Buy-Back Price over $1.83 for each Share bought back. The deemed dividend will be included in the individual's assessable income.

If a shareholder, whose Shares are bought back, is entitled to the benefit of franking credits on the deemed dividend (refer Section 2.8 below) the shareholder will also:

- include the franking credit on the deemed dividend in their assessable income; and
- be entitled to a tax offset equal to the franking credit. The tax offset may reduce the total tax payable by the shareholder on their taxable income. If the shareholder's total tax offsets exceed the total tax payable on his or her taxable income, the shareholder may be entitled to a cash refund of that excess.

(b) Capital Gains Tax – Disposal of Shares (acquired after 19 September 1985[1])

An Australian resident individual participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of $1.83 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The method for calculating the Tax Value is discussed in Section 2.7.

The calculation of any capital gain in respect of Shares bought back will depend on when the Shares were bought. If a shareholder has held their Shares for less than 12 months, any capital gain will be calculated as the excess of the deemed capital proceeds over the CGT cost base of the Share. If the Share was acquired at or before 11:45am (ACT time) on 21 September 1999, the shareholder may choose whether to index the cost base to 30 September 1999 or to apply the CGT discount (which reduces the gain, net of any capital losses, by 50 per cent). Shareholders who acquired their Shares after 11:45am (ACT time) on 21 September 1999 and have held their Shares for at least 12 months must apply the CGT discount in calculating any capital gain on disposal.

Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.

A capital loss for a Share disposed of under the Buy-Back will be the excess of the CGT cost base of the Share over the deemed capital proceeds. No allowance for indexation or non-capital costs is made in determining the cost base of the Share for this purpose.

The capital loss which arises under the Buy-Back may be greater than the capital loss which may have arisen under an equivalent sale of the Shares on-market. This is because the capital proceeds under the Buy-Back are limited to $1.83 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price, rather than the price at which the shareholder would have sold their Shares on-market. The lower deemed capital proceeds also means that any capital gain which may otherwise have arisen on disposal of the Shares is reduced or eliminated.

1 Shares acquired on or before 19 September 1985 will not normally be subject to CGT in Australia, however, the deemed dividend component of the Buy-Back Price for such Shares will be relevant for income tax purposes.

A capital loss that arises from the Buy-Back can only be used to offset capital gains made by the individual shareholder. Capital losses that are not used in the income year in which they arise may be carried forward and used to offset capital gains made in later income years.

Any capital loss arising from the Buy-Back cannot be offset against the deemed dividend or any franking credit included in the shareholder's assessable income.

Page 13 provides illustrative examples of the potential tax consequences for an Australian resident individual disposing of their Shares under the Buy-Back. The actual tax consequences will depend on the Buy-Back Price, the Tax Value, the individual's applicable marginal tax rate and their CGT cost base for the Shares.

2.3 Australian resident company

(a) Income tax – Treatment of deemed dividend

An Australian resident company participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the excess of the Buy-Back Price over $1.83 for each Share bought back.

The company shareholder will be required to include the deemed dividend in its assessable income.

If the shareholder is entitled to the benefit of franking credits on the deemed dividend (refer Section 2.8 below), the shareholder will also:

- include the franking credit on the deemed dividend in its assessable income;
- be entitled to a tax offset equal to the franking credit; and
- be entitled to a credit in its own franking account equal to the amount of the franking credit.

No refund will be available if the tax offset exceeds the tax payable by the shareholder. However, to the extent that the shareholder has excess tax offsets, it may be entitled to a compensating tax loss.

(b) Capital Gains Tax – Disposal of Shares (acquired after 19 September 1985[1])

An Australian resident company participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of $1.83 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. However, different rules apply if this appears to result in a capital loss (refer below). The ATO's method for calculating the Tax Value is discussed in Section 2.7.

A capital gain for a Share disposed of under the Buy-Back will be the excess of the deemed capital proceeds over the CGT cost base of the Share. If the Share was acquired at or before 11:45am (ACT time) on 21 September 1999, the cost base may be indexed to 30 September 1999.

Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.

If the above deemed capital proceeds are less than the cost base of the share (excluding indexation and non-capital costs), it does not necessarily follow that a resident company shareholder will have a capital loss. For a capital loss to arise, the cost base of the share (excluding indexation and non-capital costs) would normally have to exceed the share's Tax Value. The application of this rule is not clear in all circumstances, and Australian resident corporate tax entities should therefore seek specific independent advice to establish whether or not any capital loss will arise as a result of participating in the Buy-Back.

If a capital loss does arise from the Buy-Back, it can only be used to offset capital gains. Capital losses that are not used in the income year in which they arise may be carried forward and used to offset capital gains made in later income years subject to restrictions including the continuity of ownership test or the same business test.

Any capital loss arising from the Buy-Back cannot be offset against the deemed dividend or against any franking credit included in the shareholder's assessable income.

2.4 Australian complying superannuation fund

The following comments apply only to Australian complying superannuation funds that do not have any "current pension liability".

(a) Income tax – Treatment of deemed dividend

An Australian complying superannuation fund participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the excess of the Buy-Back Price over $1.83 for each Share bought back. The shareholder will be required to include in its assessable income the amount of the deemed dividend.

If the shareholder is entitled to the benefit of franking credits on the deemed dividend (refer Section 2.8 below), the shareholder will also:

- include the franking credit on the deemed dividend in its assessable income; and
- be entitled to a tax offset equal to the franking credit.

The tax offset reduces the total tax payable by the shareholder on its taxable income. If the fund's total tax offsets exceed the total tax payable on its taxable income, the fund may be entitled to a cash refund of that excess.

(b) Capital Gains Tax – Disposal of Shares (including Shares acquired on or before 19 September 1985)

An Australian complying superannuation fund participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of $1.83 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The ATO's method for calculating the Tax Value is discussed in Section 2.7.

If a shareholder has held their Shares for less than 12 months, any capital gain will be the excess of the capital proceeds over the CGT cost base of the Shares. If the Shares were acquired at or before 11:45am (ACT time) on 21 September 1999, the shareholder may choose whether to index the cost base to 30 September 1999 or apply a one-third CGT discount (which reduces the gain, net of any capital losses, by one-third). Shareholders who acquired their Shares after 11:45am (ACT time) on 21 September 1999 and have held their Shares for at least 12 months must apply the one-third CGT discount.

Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.

It should be noted that if the Shares were acquired by the superannuation fund before 1 July 1988, the CGT cost base may be adjusted to the market value of the Shares on 30 June 1988.

1 Shares acquired on or before 19 September 1985 will not normally be subject to CGT in Australia, however, the deemed dividend component of the Buy-Back Price for such Shares will be relevant for income tax purposes.

A capital loss for a Share disposed of under the Buy-Back will arise to the extent that the CGT cost base of the Share exceeds the deemed capital proceeds. No allowance for indexation or non-capital costs is made in determining the cost base for the Shares for this purpose.

A capital loss that arises from the Buy-Back can only be used to offset capital gains. Capital losses that are not used in the income year in which they arise may be carried forward and used to offset capital gains made in later income years.

Any capital loss arising from the Buy-Back cannot be offset against the deemed dividend and franking credit included in the shareholder's assessable income.

2.5 Non-residents of Australia

The proceeds of any Shares bought back will not be subject to Australian withholding tax.

(a) Income tax – Treatment of deemed dividend component
A non-resident shareholder who does not carry on business through a permanent establishment in Australia will not be liable to Australian income tax on the franked deemed dividend component of the Buy-Back Price.

The treatment of that component as a deemed dividend is a function of Australian tax law (Division 16K of the Income Tax Assessment Act 1936) and does not alter the fact that, for all other purposes, the entire Buy-Back Price is simply the proceeds from selling the Shares back to Foster's. It cannot therefore be assumed, subject to specific overseas tax advice, that the tax laws of the jurisdiction in which the shareholder resides will treat any part of the Buy-Back Price as a dividend.

For Australian tax purposes, the dividend component of the Buy-Back Price is specifically not subject to either Australian income tax or Australian withholding tax. This is because the dividend component is fully franked. The franking credits which are attached to the dividend component will generally have no further relevance for shareholders resident outside Australia and no part of those franking credits is refundable by the ATO to shareholders resident outside Australia.

Since the Buy-Back will proceed only at a price that represents at least an 8 per cent discount to the Market Price, shareholders resident outside Australia would generally be expected to receive a better price for their Shares by selling them on-market.

However, different consequences may arise if the non-resident shareholder holds Shares as part of a business conducted through a permanent establishment in Australia. In that case, specific Australian tax advice should be obtained.

(b) Capital Gains Tax – Disposal of Shares (acquired after 19 September 1985[1])
Under Australian CGT rules, any capital gain or capital loss for a non-resident shareholder who holds their Shares on capital account and participates in the Buy-Back will generally be disregarded. This is because Foster's believes that its Shares are not "indirect Australian real property interests".

Specific Australian taxation advice should, however, be obtained by non-resident shareholders who wish to participate in the Buy-Back and who:

- do not hold their Shares on capital account;
- have previously resided in Australia and who held the relevant Shares when they left Australia; or
- hold their Shares as part of a business conducted through a permanent establishment in Australia.

2.6 Worked tax examples for Australian resident individuals and Australian complying superannuation funds

The worked examples on the next page set out the potential tax consequences per Share for Australian resident individuals and Australian complying superannuation funds participating in the Buy-Back for Shares acquired after 19 September 1985, and assumes a Buy-Back Price of $5.16 (an assumed 14 per cent Buy-Back Discount to an assumed Market Price of $6.00) and an illustrative cost base for CGT purposes of $4.00 per Share. You should not rely on this price as being the actual Buy-Back Price (refer Section 1.15 for an explanation of how the Buy-Back Price will be determined). Additionally, the worked example compares the after tax proceeds with a sale on the ASX at $6.00 per share.

It is important to understand that the table is an illustrative example only and is based on a number of assumptions including:

- *a Buy-Back Price which may not be the actual Buy-Back Price. The actual Buy-Back Price and the amount of the franked deemed dividend will not be known until after the Buy-Back closes;*
- *the discount capital gain method is used, which may or may not be applicable depending on a participating shareholder's circumstances;*
- *a Tax Value which may change (refer Section 2.7). The actual Tax Value will not be known until after the Buy-Back closes; and*
- *the sale price on the ASX is equal to the Market Price (which is unlikely to be the case).*

In any event, the tax consequences for an individual or superannuation fund may be different from the example because of their particular circumstances. The amounts calculated under the tax table will not necessarily reflect the actual tax consequences for you if you choose to participate in the Buy-Back.

Tax calculator
To assist you, Foster's intends to provide access to a tax calculator through its website at www.fostersgroup.com from Monday, 8 October 2007 to Friday, 12 October 2007.

2.7 Tax Value

In 2004, the ATO released Taxation Determination TD 2004/22, which sets out the ATO's view generally in relation to determining the Tax Value of shares bought back off-market. TD 2004/22 provides that the Tax Value should be determined as the volume weighted average price of the shares over the last five trading days before the first announcement of the Buy-Back, adjusted for the movement in the S&P / ASX 200 Index from the opening of trading on Tuesday, 28 August 2007 to the close of trading on the Closing Date (expected to be Friday, 12 October 2007).

Foster's has agreed with the ATO that the formula for determining Tax Value will need to be adjusted to take into account that the listed price of Foster's Shares is expected to go "ex-dividend" on Friday, 31 August 2007. After adjusting for the dividend, the volume weighted average price of Foster's Shares for the five trading days ended on Monday, 27 August 2007 was $5.73. This figure is reflected in the definition of Tax Value at Section 5 of this booklet.

1 Shares acquired on or before 19 September 1985 will not normally be subject to CGT in Australia, however, the deemed dividend component of the Buy-Back Price for such Shares will be relevant for income tax purposes.

Sample tax calculations for selling into the Buy-Back at $5.16 and selling on the ASX at $6.00

Tax payable by resident individuals and complying superannuation funds without current pension liabilities	Methodology	Your Taxable Income $0 – $6,000 0.0% marginal tax rate	$6,001 – $30,000 16.5% marginal tax rate[1]	$30,001 – $75,000 31.5% marginal tax rate[1]	$75,001 – $150,000 41.5% marginal tax rate[1]	$150,001+ 46.5% marginal tax rate[1]	Superfund without current pension liabilities 15.0% marginal tax rate
Basic parameters / assumptions							
(1) Tax Value (assumed)[2]		$6.05	$6.05	$6.05	$6.05	$6.05	$6.05
(2) Buy-Back price (assumed)		$5.16	$5.16	$5.16	$5.16	$5.16	$5.16
(3) Cost base (assumed)		$4.00	$4.00	$4.00	$4.00	$4.00	$4.00
(4) Capital per share		$1.83	$1.83	$1.83	$1.83	$1.83	$1.83
(5) Marginal tax rate[1]		0.0%	16.5%	31.5%	41.5%	46.5%	15.0%
(6) Capital gains discount		50.0%	50.0%	50.0%	50.0%	50.0%	33.3%
Selling into the Buy-Back at $5.16							
Income tax consequences							
(7) Fully franked dividend	=(2) - (4)	$3.33	$3.33	$3.33	$3.33	$3.33	$3.33
(8) Add: gross up for franking credits[3]	=(7) / 0.7 x 0.3	$1.43	$1.43	$1.43	$1.43	$1.43	$1.43
(9) Assessable income[3]	=(7) + (8)	$4.76	$4.76	$4.76	$4.76	$4.76	$4.76
(10) Tax on that assessable income[1]	=(9) x (5)	$0.00	$(0.79)	$(1.50)	$(1.98)	$(2.21)	$(0.71)
(11) Tax offset for franking credits[3]	=(8)	$1.43	$1.43	$1.43	$1.43	$1.43	$1.43
(12) Net tax benefit (obligation)[1,3]	=(10) + (11)	$1.43	$0.64	$(0.07)	$(0.55)	$(0.78)	$0.72
(13) After tax dividend proceeds[1,3]	**=(7) + (12)**	**$4.76**	**$3.97**	**$3.26**	**$2.78**	**$2.55**	**$4.05**
Capital gains tax consequences							
(14) Tax Value[2]	=(1)	$6.05	$6.05	$6.05	$6.05	$6.05	$6.05
(15) Less: Dividend	=(7)	$(3.33)	$(3.33)	$(3.33)	$(3.33)	$(3.33)	$(3.33)
(16) Sale consideration[2]	=(14) + (15)	$2.72	$2.72	$2.72	$2.72	$2.72	$2.72
(17) Less: Assumed cost base	=(3)	$4.00	$4.00	$4.00	$4.00	$4.00	$4.00
(18) Nominal capital gain / (loss) on disposal	=(16) - (17)	$(1.28)	$(1.28)	$(1.28)	$(1.28)	$(1.28)	$(1.28)
(19) Discounted impact of capital gain / (loss)[4]	=(18) x (100% - (6))	$(0.64)	$(0.64)	$(0.64)	$(0.64)	$(0.64)	$(0.85)
(20) Tax impact of loss / (gain)[4]	=(19) x (5)	$0.00	$0.11	$0.20	$0.27	$0.30	$0.13
(21) Add: Capital component of Buy-Back Price	=(4)	$1.83	$1.83	$1.83	$1.83	$1.83	$1.83
(22) After tax sale consideration[1,2,4]	**=(20) + (21)**	**$1.83**	**$1.94**	**$2.03**	**$2.10**	**$2.13**	**$1.96**
(23) TOTAL AFTER TAX PROCEEDS[1,2,3,4]	**=(13) + (22)**	**$6.59**	**$5.91**	**$5.29**	**$4.88**	**$4.68**	**$6.01**
Comparison with sale of shares on the ASX at $6.00							
(24) Sale Proceeds (assumed)[5]		$6.00	$6.00	$6.00	$6.00	$6.00	$6.00
(25) Less: Assumed cost base	=(3)	$4.00	$4.00	$4.00	$4.00	$4.00	$4.00
(26) Nominal capital gain / (loss) on disposal	=(24) - (25)	$2.00	$2.00	$2.00	$2.00	$2.00	$2.00
(27) Discounted capital gain / (loss)[4]	=(26) x (100% - (6))	$1.00	$1.00	$1.00	$1.00	$1.00	$1.33
(28) Tax impact of capital loss / (gain)[5]	=(27) x (5)	$0.00	$(0.17)	$(0.32)	$(0.42)	$(0.47)	$(0.20)
(29) TOTAL AFTER TAX PROCEEDS[1,5]	**=(24) + (28)**	**$6.00**	**$5.83**	**$5.68**	**$5.58**	**$5.53**	**$5.80**

Notes provided on following page

Notes for sample tax calculations (previous page)

Figures apply for Australian resident individual shareholders and complying superannuation funds without current pension liabilities. Figures assume:

1 The marginal tax rate for individuals includes the Medicare Levy at a rate of 1.5%. The liability of an individual to pay the Medicare Levy depends on the individual's own circumstances.
2 Tax Value of the Shares is $6.05. The Tax Value will change depending on the movement in the S&P / ASX 200 Index up to the close of the Buy-Back (refer Section 2.7). For illustrative purposes it has been assumed that the Tax Value is greater than the assumed Market Price of $6.00.
3 Shareholders receive full entitlement to the franking benefits.
4 Any capital loss made on the Buy-Back should be able to be applied to offset capital gains made in the 2008 income year or later years. For the purpose of this example, it has been assumed that the capital loss will be applied against a capital gain to which the CGT discount applies.
5 No brokerage fees have been included when selling on the ASX.

TD 2004/22 also provides that if companies undertaking an off-market buy-back wish to vary this methodology, representations should be made to the ATO explaining the rationale for this variation. If the movement in the S&P / ASX 200 Index is significantly different from the movement in Foster's market price over the relevant period, Foster's may approach the ATO to seek to vary the methodology used to determine the Tax Value.

If the Buy-Back Price was higher than the Tax Value, a portion of the deemed dividend equal to the difference between the Buy-Back Price and the Tax Value would be deemed to be unfrankable. However, as Foster's intends to set the Buy-Back Price at no more than the Tax Value, this should not occur.

2.8 Limits on availability of franking credits

The Australian tax legislation includes a number of rules which may prevent shareholders participating in the Buy-Back from claiming the benefit of franking credits on the deemed dividend component of the Buy-Back Price.

These rules are designed to, amongst other things, discourage trading in franking credits. These rules may deny the benefit of franking credits to shareholders generally, or because of their particular circumstances.

Foster's has received preliminary advice from the ATO that the ATO will not make a determination to deny shareholders generally the benefit of franking credits on the deemed dividend under the Buy-Back.

However, the particular circumstances of each participating shareholder will also be relevant in determining whether the rules deny the benefit of the franking credit. For example, the period during which the shareholder holds the Shares and any arrangements the shareholder has in relation to the Shares will be important.

Generally, resident shareholders should have regard to the operation of the holding period rule ('the 45-day rule') in relation to their participation in the Buy-Back. Shareholders who are individuals and whose total franking credit entitlement for the income year does not exceed $5,000 are not subject to the 45-day rule.

In simple terms, the 45-day rule requires a resident shareholder to have held their Shares 'at risk' for a specified period in order to qualify for the franking credit on the deemed dividend. The 45-day rule requires that shareholders must hold their Shares at risk for a period of 45 days (excluding the days of acquisition and disposal) within a period beginning on the day after those Shares were acquired.

The 45-day rule is complex. Generally, a shareholder who is subject to the rule and has acquired their Shares on or after Friday, 31 August 2007 would fail the 45-day rule in respect of the deemed dividend component of the Buy-Back Price. This is on the assumption that the determination of the Buy-Back allocations occurs on Monday, 15 October 2007.

A shareholder may fail the requirements of the 45-day rule even if the shareholder acquired their Shares on or before Thursday, 30 August 2007. This may arise where the shareholder has entered into other arrangements regarding the Shares, which reduce their risk of loss or opportunity for gain on the Shares. For example, granting an option to another person to acquire their Shares would reduce that risk or opportunity.

The 45-day rule also operates on a last-in-first-out basis so that a shareholder will be deemed, for the purpose of applying the 45-day rule, to have disposed of their most recently acquired Shares under the Buy-Back. Generally, if the most recently acquired Shares were acquired on or after Friday, 31 August 2007, the shareholder may not qualify for the franking credit on the dividend deemed to have been received by a shareholder participating in the Buy-Back. Foster's has received clarification on the treatment of Shares purchased within the 45-day period and the ATO has provided preliminary advice that Shares purchased on or after Friday, 31 August 2007 (ex-entitlement for participation in the Buy-Back) will be excluded from the 'last-in-first-out' rule. These Shares will therefore not affect the ability to receive franking credits on Shares acquired on or before Thursday, 30 August 2007 which are tendered into the Buy-Back. If the determination of the Buy-Back allocations occurs on a day other than Monday, 15 October 2007, these dates may alter.

In addition, where the shareholder is under an obligation to make related payments in respect of the deemed dividend arising on the Buy-Back Price, the shareholder may not qualify for the franking credit unless other at risk holding requirements are satisfied.

3. EFFECT OF THE BUY-BACK ON FOSTER'S

3.1 2007 Results and other information

Foster's net profit after tax attributable to shareholders for the year ended 30 June 2007 was $966.2 million and included an after tax net Significant Item profit of $277.5 million.

Foster's net profit after tax before Significant Items and SGARA for the year ended 30 June 2007 increased 16.8% to $716.1 million. Earnings per share before Significant Items and SGARA increased 16.7% to 35.6 cents.

Continuing business constant currency net sales revenue increased 5.9% to $4,555.2 million with growth in the second half of the financial year accelerating to 8.6%. Global wine sales growth continued to gain momentum. Constant currency global wine net sales revenue increased 7.3% and in the second half increased 9.5%.

Continuing business EBITS increased 7.6% (9.5% constant currency) to $1,154.9 million.

In the Australia, Asia and Pacific (AAP) region EBITS increased 6.5% to $870.0 million and EBITS margins grew 0.7 percentage points to 30.2%. In the second half, EBITS increased 9.6% as refinements to the Australian route to market model were implemented and a number of new products were launched.

In the Americas, EBITS increased 3.6% (16.0% constant currency) to $254.2 million. Second half EBITS reduced by 12.7% (increased by 7.8% at constant currency). Earnings were negatively impacted by exchange rate movements and higher than anticipated costs associated with the Napa Bottling Centre.

In the Europe, Middle East and Africa (EMEA) region EBITS increased 18.8% (11.1% constant currency) to $82.2 million. Second half EBITS increased 27.9% (17.9% constant currency) with EBITS margins expanding 1.8 percentage points (0.5 percentage points constant currency) to 19.2%.

Continuing business operating cash flow prior to interest and tax (OCFPIT) decreased 2.7% to $1,213.2 million. Cash conversion (OCFPIT / EBITDAS) remains high at 92.9%.

Directors have declared a final dividend of 13.0 cents per ordinary share fully franked, an increase of 10.6% on the 2006 final dividend.

Electronic copies of financial information relevant to Foster's, including results announcement for the year to 30 June 2007, and financial reports and presentations dealing with earlier periods, can be found on the Foster's website at www.fostersgroup.com. Announcements made by Foster's to the ASX after the date of this booklet may be of interest to shareholders. Any such announcements will also be made available on the Foster's website. Foster's Annual Report for the year ended 30 June 2007 will also provide additional information on these issues and is anticipated to be available on the Foster's website from Tuesday, 18 September 2007.

3.2 How will the Buy-Back be funded?

The Buy-Back will be funded from existing cash balances and corporate debt facilities. Foster's will retain a strong financial position after the completion of the Buy-Back.

3.3 Impact of the Buy-Back on key financial indicators

The Buy-Back is expected to improve Foster's earnings per share and return on equity in the financial year 2008 and thereafter. The immediate impact of the Buy-Back is to increase Foster's gearing but it is not expected to compromise Foster's ability to fund growth or other value enhancing projects. The precise impact of the Buy-Back cannot be determined until the Buy-Back Price and the size of the Buy-Back are finalised.

3.4 Financial impact of the Buy-Back

Basis of Presentation of Financial Information

The financial information presented has been prepared in accordance with the Australian equivalents of International Financial Reporting Standards (AIFRS) and is presented in Australian dollars.

Summarised Balance Sheet

Foster's summarised Balance Sheet and a pro forma summarised Balance Sheet as at 30 June 2007 are set out in the table below.

There have been no material changes in current or non-current borrowings, and other than the declaration of the final dividend of 13.0 cents per share, no material reduction in shareholders' equity since 30 June 2007.

The pro forma balance sheet assumes that $250 million worth of Shares will be bought back under the Buy-Back at a Buy-Back Price of $5.16 per share. For the avoidance of doubt, the pro forma figures do not include the intended on-market buy-back of up to $100 million worth of Shares foreshadowed in the announcement of the 2007 full year results on Tuesday, 28 August 2007. Under the Buy-Back, an amount of $1.83 per share will be debited to contributed equity. The amount by which the Buy-Back Price exceeds the amount debited to contributed equity ($1.83 per Share) will be debited to retained profits. For example, if the Buy-Back Price is $5.16, an amount of $3.33 per Share will be debited to retained profits.

Balance Sheet 30 June 2007

	Actual $m	Pro forma (1,2) $m
Assets		
Cash and cash equivalents	287.5	287.5
Other assets	9,275.5	9,275.5
Total assets	9,563.0	9,563.0
Liabilities		
Borrowings	2,857.8	3,107.8
Other liabilities	2,072.0	2,072.0
Total liabilities	4,929.8	5,179.8
Net Assets	4,633.2	4,383.2
Contributed equity[3]	3,612.9	3,524.2
Retained profits[3]	1,212.1	1,050.8
Other equity	-191.8	-191.8
Total equity	4,633.2	4,383.2

Notes:

1 Pro forma calculations assume $250 million worth of Shares are bought back at a Buy-Back Price of $5.16, equivalent to 48.4 million Shares. This Buy-Back Price is an example only. You should not rely on this price as being the Buy-Back Price (refer Section 1.15 for an explanation of how the Buy-Back Price will be determined).

2 Pro forma calculations assume, for illustrative purposes only, that the Buy-Back is funded by the Company's existing committed bank facilities. Foster's actual funding decision may include cash on hand, internal cashflow and external borrowing if required. Incidental costs of the Buy-Back have been excluded since they are insignificant to the pro forma calculation.

3 Assuming a Buy-Back Price of $5.16 per Share, $1.83 per Share of the Buy-Back Price will be debited to contributed equity and the assumed balance of $3.33 per Share will be debited to retained profits.

3.5 Impact on Foster's franking account
The amount of franking credits that will be utilised under the Buy-Back will not be known until the Buy-Back Price and the total size of the Buy-Back are determined. By way of illustration, if it is assumed that $250 million of capital is repurchased under the Buy-Back at a Buy-Back Price of $5.16, approximately $81 million of franking credits would be utilised.

3.6 What effect will the Buy-Back have on Foster's issued Shares?
As at Friday, 31 August 2007, Foster's had on issue approximately 1,971 million fully paid ordinary Shares.

Assuming a total of $250 million worth of Foster's Shares are bought back, the following table sets out the number of Shares and the percentage of Foster's issued capital as at Friday, 31 August 2007 which would be bought back assuming different Buy-Back Prices. The table is an example only and you should not rely on it as being the percentage of Shares which will be bought back. All Shares that Foster's buys back will be cancelled.

Tender Discount	Buy-Back Price assuming a Market Price of $6.00	Number of Shares bought back (million) under Buy-Back	% of total issued shares of Foster's
14%	$5.16	48.4	2.46%
13%	$5.22	47.9	2.43%
12%	$5.28	47.3	2.40%
11%	$5.34	46.8	2.38%
10%	$5.40	46.3	2.35%
9%	$5.46	45.8	2.32%
8%	$5.52	45.3	2.30%

Shares acquired under the Buy-Back and the percentages outlined in the table above are in addition to Shares acquired in the off-market buy-back completed on Tuesday, 10 April 2007 and the on-market buy-back conducted in the period from Tuesday, 29 August 2006 to Tuesday, 20 February 2007 as discussed further in Section 4.1.

3.7 What effect will the Buy-Back have on the control of Foster's?
Foster's has a widely held share ownership structure and the Buy-Back is not expected to have any change of control implications for Foster's. The maximum amount of capital Foster's expects to return to shareholders under the Buy-Back is $250 million. However, the number of Shares Foster's is expected to acquire under the Buy-Back cannot be determined until the Buy-Back Price and the size of the Buy-Back are finalised.

3.8 Outlook
The following comments reflect expectations for underlying performance in constant currency terms.

Revenue growth in the Australian beer category remains robust, and the premium wine category in Foster's key markets continues to display attractive growth characteristics.

Foster's expects global volumes in fiscal 2008 to be similar to fiscal 2007 as portfolio focus shifts to growth in higher margin products, with planned reductions in cask wine volumes. Global revenue growth will be driven by pricing, mix shifts towards premium beers and premium bottled wine, further investment in brands, and enhanced route to market capability.

Revenue growth in the AAP region is expected to be driven by a stable sales organisation in Australia, continued mix improvement and value growth from the Australian beer portfolio, and wine mix enhancement with an increased focus on premium bottled wine.

In the Americas, the premium wine category is expected to remain strong, with further investments in Foster's route to market capability and new product development driving revenue growth in line with the wine category. Strong earnings growth in fiscal 2008 is likely to be weighted to the second half.

In the EMEA region, Foster's expects to consolidate the recovery in performance experienced in fiscal 2007 with continued momentum from new product development and increasing focus on higher price points driving Foster's revenue growth ahead of the wine category.

Group EBITS margins will benefit from growth in net sales revenue per case and the realisation of further efficiency opportunities.

Earnings per share in fiscal 2008 will benefit from a lower average share count due to the capital management activity completed during fiscal 2007 and the further capital management activity announced by Foster's on Tuesday, 28 August 2007.

Foster's expects cash flow conversion to remain strong and continued growth momentum in both group and wine returns.

3.9 Forward-looking statements
Certain statements contained in this Buy-Back booklet, including statements in Section 3 above and statements regarding the implementation of Foster's capital management program and the effect on its business, may constitute 'forward-looking statements' for the purposes of applicable securities laws. Foster's undertakes no obligation to revise the forward-looking statements included in this booklet to reflect any future events or circumstances. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward looking statements. Factors that could cause or contribute to such differences include the number of Shares bought back pursuant to the Buy-Back Invitation, the Buy-Back Price and general trading and economic conditions affecting Foster's.

4. ADDITIONAL INFORMATION ON THE BUY-BACK

4.1 Size of the Buy-Back
Foster's intends to buy back up to $250 million worth of Shares under the Buy-Back which represents approximately 2.5% of Foster's issued Shares. Under the Corporations Act (and ASIC relief noted in Section 4.13), the maximum number of Shares Foster's may acquire under the Buy-Back without shareholder approval is approximately 197.1 million Shares (being 10% of the smallest number of votes attaching to Foster's voting shares on issue at any time during the 12 months preceding Tuesday, 28 August 2007), less approximately 67.8 million Shares acquired under the off-market buy-back completed on Tuesday, 10 April 2007 and approximately 0.2 million Shares acquired by way of an on-market buy-back conducted between Tuesday, 29 August 2006 and Tuesday, 20 February 2007.

Foster's may vary the size of the Buy-Back depending on demand and market conditions. However, Foster's will ensure that the proposed maximum amount of the Buy-Back will not result in Foster's acquiring Shares in excess of the 10% limit. Furthermore, Foster's retains absolute discretion to buy back a lesser value of Shares including choosing not to buy back any Shares.

4.2 Excluded Foreign Persons, ADRs and Limited Employee Shares
This Buy-Back Invitation is not being made to any Excluded Foreign Persons. In addition, ADRs and Limited Employee Shares and Shares acquired under Foster's DRP on or after Friday, 31 August 2007 are not eligible to participate in the Buy-Back.

Without limiting the rights that Foster's otherwise has in relation to Tenders, a Tender submitted by an Excluded Foreign Person will not be accepted by Foster's.

Specifically, any person who is (or who is acting on behalf of or for the account of a person who is) in the United States, or who is a US Person or a resident of Canada is not entitled to participate, directly or indirectly, in the Buy-Back. Copies of the Buy-Back Documents are not being mailed to or otherwise distributed into the United States or Canada.

Any person receiving any of the Buy-Back Documents must not, directly or indirectly, distribute them into the United States or Canada, or make them available to any US Person or resident of Canada (including to any legal or beneficial owner of Foster's Shares that is a US Person or a resident of Canada) or any person who is located in the United States.

Foster's will not accept Tender Forms:

(a) from any person who does not represent that they are not (and they are not acting on behalf of or for the account of a person who is) in the United States, a US Person or a resident of Canada; or

(b) that have been postmarked in the United States or Canada or that otherwise appear to Foster's or its agents to have been sent from the United States or Canada.

By submitting a Tender Form, you warrant that you are not an Excluded Foreign Person.

4.3 Shares held by trustees and nominees
Trustees and nominees who hold Shares should inform the beneficial owners of the Shares about the Buy-Back, subject to any legal restrictions in the countries where such beneficial owners are resident and provided such persons are not Excluded Foreign Persons, and then aggregate all Tenders received from beneficial owners. It is the responsibility of the trustee or nominee to complete one aggregated Tender Form on behalf of all beneficial owners.

Trustees or nominees who hold Shares on behalf of or for the account of a US Person or a resident of Canada or a person in the United States must not inform any such person of the Buy-Back. It is the responsibility of the trustee or nominee to ensure that, when completing an aggregated Tender Form, it does not include any tender on behalf of a US Person or a resident of Canada or a person located in the United States.

For Issuer Sponsored Holdings, the trustee or nominee must ensure that an aggregated Tender Form is received by the Registry by 7:00pm, Melbourne Time, on the Closing Date (Friday, 12 October 2007). For CHESS Holdings, the trustee or nominee will need to aggregate all Tenders received from beneficial owners and provide instructions to its controlling participant in time for the aggregated Tender to be processed by 7:00pm, Melbourne Time, on the Closing Date (Friday, 12 October 2007).

Any scale back that applies to Shares tendered by trustees or nominees will be performed on a registered shareholder basis.

4.4 Margin lending arrangements
If you hold Shares under margin lending arrangements or if they are held as security for a loan or as Australian Clearing House Pty Limited collateral, you should ensure that your participation in the Buy-Back is permitted by those margin lending arrangements or that loan documentation or by Australian Clearing House Pty Limited.

By submitting a Tender, you warrant to Foster's that, at all times after you tender your Shares for sale into the Buy-Back and on the Buy-Back Date, the Shares are free from any mortgage, charge, lien or other encumbrances (whether legal or equitable) and from any third party rights.

4.5 Shareholders who receive a pension or allowance
Whether your participation in the Buy-Back will affect your pensions or allowances (or those of your dependents) will depend upon the value of the Shares that you successfully tender, and on the level of your other income and assets. It is possible that your pension or allowance payments may not be affected at all because the social security income and assets tests allow you to have income and assets up to certain amounts without any reduction in payment. It will depend upon your particular circumstances. If you are in any doubt as to the action you should take, you should consult your legal, financial or other professional adviser immediately.

4.6 Restrictions on the payment of Buy-Back proceeds
Foster's will pay shareholders the Buy-Back Price for each of their Shares that are bought back, unless it is prohibited from doing so.

Without limitation, Foster's is currently prohibited from making payments to certain political regimes, terrorist organisations and their sponsors under the Banking (Foreign Exchange) Regulations 1959 (Cth), Part 4 of the Charter of the United Nations Act 1945 (Cth), the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth), the Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001 (Cth), the (Charter of the United Nations (Sanctions – Iraq) Regulations 2006 (Cth) and the Criminal Code Act 1995 (Cth).

4.7 Rights under this Buy-Back Invitation cannot be transferred

This Buy-Back Invitation is personal to you. You cannot transfer your rights under this Buy-Buy Invitation.

4.8 The effect of submitting a Tender

A Tender constitutes an offer to sell the tendered Shares to Foster's on the terms and conditions set out in the Buy-Back Documents. A Tender does not, of itself, constitute a binding contract for the sale of the tendered Shares and cannot be enforced against Foster's. Foster's retains the discretion to accept or reject any Tender, and may choose to reject all Tenders.

If Foster's accepts your Tender, a binding Buy-Back Contract is formed between you and Foster's, and you must sell the tendered Shares back to Foster's on the terms and conditions set out in the Buy-Back Documents, including the terms and conditions set out below.

By submitting a Tender, you irrevocably and unconditionally:

(a) offer to sell to Foster's on the Buy-Back Date the number of Shares nominated for sale on your Tender Form (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents) at your Tender Discount(s) and / or as a Final Price Tender (subject to any Minimum Price you may have chosen);

(b) agree that the Company's announcements to the ASX on the Buy-Back Date in relation to the Buy-Back Price and other details is:

  (i) effective notice or communication of the Company's acceptance of your Tenders that are submitted at a Tender Discount equal to or greater than the Buy-Back Discount or as a Final Price Tender (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents), which are submitted in accordance with the Buy-Back Documents (or treated by Foster's as being so submitted) and are at a price which is not less than your Minimum Price (if you have chosen one) and which are not rejected by Foster's; and

  (ii) effective notice of Foster's rejection of any of your Tenders submitted at a Tender discount less than the Buy-Back Discount or where your Minimum Price (if you have chosen one) is greater than the Buy-Back Price;

(c) agree that it is only upon such communication by announcement to the ASX that a Buy-Back Contract is formed for the purchase of relevant Shares;

(d) waive any requirement to receive further notice or communication from Foster's of its acceptance or rejection of any Tender submitted by you;

(e) warrant to Foster's that at all times after you tender your Shares for sale into the Buy-Back, and on the Buy-Back Date, you are the registered holder of the Shares that you have tendered and that they are free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights;

(f) warrant that you are a person to whom the Buy-Back Invitation may lawfully be made and whose participation in the Buy-Back is permitted under the laws of the jurisdiction in which you are resident;

(g) warrant that you are not (nor are you acting on behalf of or for the account of) a US Person, a resident of Canada, a person located in the United States or a person who is otherwise an Excluded Foreign Person;

(h) warrant that you have not distributed any Buy-Back Documents or other document referring to the Buy-Back into the United States or Canada or to any US Person, resident of Canada or ADR holder;

(i) warrant that you are not tendering Shares represented by ADRs;

(j) authorise Foster's (and its officers, agents or contractors) to correct any error in or omission from your Tender Form and / or Withdrawal / Amendment Form, and to insert any missing details;

(k) undertake not to sell or offer to sell Shares to any other person if, as a result, you will at any time after you submit your Tender until the Buy-Back Date hold fewer Shares than the number of Shares you have tendered;

(l) agree that damages is not an adequate remedy for breach of the obligations set out above. If you sell Shares in breach of these terms, you will be deemed to have appointed Foster's or its agent as your attorney to purchase Shares in your name and at your expense to satisfy your obligations under the Buy-Back and you will indemnify Foster's for all costs incurred by it in connection with any such purchase; and

(m) undertake that if you breach any of those covenants, undertakings, agreements or warranties you will indemnify Foster's for all of its costs arising from the breach.

Foster's decision to accept your Tender is conditional upon you complying with the covenants, undertakings, agreements, warranties and authorisations set out above.

You will be taken to have submitted a Tender when the Registry receives your signed and validly completed Tender Form or, if you have a CHESS Holding, your Tender from your controlling participant through CHESS.

4.9 Foster's rights to accept or reject Tenders and Tender Forms

Notwithstanding anything else in this Buy-Back Invitation, Foster's may at any time (at its sole discretion):

(a) accept or reject any Tender or Tender Form; and / or

(b) accept or reject a Tender not made on the terms and conditions set out in the Buy-Back Documents, or a Tender Form not submitted in accordance with the procedures set out in the Buy-Back Documents.

Foster's may do each of these things in relation to all or some of the Tenders or the Tender Forms it receives, in its absolute discretion.

Foster's will not accept any Tender or Tender Form that has been postmarked in the United States or Canada or that otherwise appears to Foster's or its agents to have been sent from the United States or Canada.

4.10 Foster's right to vary dates and times

While Foster's does not anticipate changing any of the dates and times set out in the Buy-Back Documents (including, without limitation, the Closing Date and the Buy-Back Date), it reserves the right to do so by announcement to the ASX and without any other notice. Such an announcement will be taken to amend this booklet (and the other Buy-Back Documents) accordingly.

Without limitation, Foster's reserves the right to terminate the Buy-Back at any time prior to the date on which Foster's enters into Buy-Back Contracts by making an announcement to the ASX to that effect.

4.11 Foster's right to adjust Tenders

You are entitled to sell into the Buy-Back the lesser of:

(a) the number of Shares registered in your name on Thursday, 6 September 2007 (and which, in accordance with the applicable Settlement Rules, confer an entitlement to participate in the Buy-Back); and

(b) the number of Shares you hold on the Closing Date,

(your '**Entitled Shares**').

If you submit one Tender of more than your Entitled Shares and Foster's accepts your Tender, Foster's will buy back only the number of your Entitled Shares.

If you submit more than one Tender and, in aggregate, you have tendered more than your Entitled Shares, Foster's will buy back only the number of your Entitled Shares in the following order of priority:

(a) first acquiring that number of Entitled Shares as forms part of your Tender with the largest Tender Discount, which is equal to or greater than the Buy-Back Discount or submitted as a Final Price Tender (and, if you have chosen one, where your Minimum Price is satisfied); and

(b) then acquiring the remaining number of your Entitled Shares from your Tender with the second highest Tender Discount, which is equal to or greater than the Buy-Back Discount (and, if you have chosen one, where your Minimum Price condition is satisfied) and will repeat this process until all of your Entitled Shares successfully tendered are bought back.

If you select more than one Minimum Price, your Tender will be deemed conditional on the highest Minimum Price you have specified.

Notwithstanding the above, the number of Entitled Shares to be acquired will be subject to the scale back mechanism set out in Section 1.20 and all other terms of the Buy-Back.

4.12 Directors and select executives non-participation

Directors are entitled to participate in the Buy-Back, but the Foster's Board has determined that all Directors and selected executives involved in implementing the Buy-Back will not participate in the Buy-Back in respect of Shares held beneficially by them. Accordingly, none of the Directors or selected executives involved in implementing the Buy-Back will participate in the Buy-Back.

4.13 ASIC and ASX relief

(a) ASIC relief

ASIC has granted Foster's an exemption under subsection 257D(4) of the Corporations Act. This exemption permits the Company:

(i) to conduct the Buy-Back in substantially the same manner as an equal access buy-back, in accordance with Division 2 of Part 2J.1 of the Corporations Act.

(ii) to use the scale back mechanism described in Section 1.20;

(iii) to invite all shareholders (other than Excluded Foreign Persons and any person who holds only Limited Employee Shares or holders of ADRs) to offer for sale Shares in accordance with the terms and conditions of the Buy-Back Invitation; and

(iv) not to accept any Tender received from an Excluded Foreign Person or in respect of Limited Employee Shares,

provided certain conditions are met, including that the Buy-Back Price is calculated by applying the Tender Discount selected by Foster's following the end of the Tender Period to the Market Price and that eligible shareholders are permitted to lodge a Tender conditional on a Minimum Price.

(b) ASX relief

The ASX has granted Foster's the following:

(i) a waiver from Listing Rule 7.40 to permit Foster's to dispatch the Buy-Back Documents to shareholders within eight business days after the Buy-Back Record Date; and

(ii) a waiver from Listing Rule 3.8A so that the Company need not lodge an Appendix 3E and to permit Foster's to lodge an Appendix 3F up to two business days after the Closing Date.

4.14 Privacy

Foster's is carrying out the Buy-Back in accordance with the Corporations Act. This involves the collection of personal information contained in Tender Forms to enable Foster's to process your Tender. If you do not provide this information, Foster's may be hindered in, or prevented from, processing your Tender.

The personal information collected by Foster's will only be disclosed to Computershare Investor Services Pty Limited, in their capacity as share registrar of Foster's, to a print and mail service provider, to Foster's advisers in relation to the Buy-Back and to financial institutions in respect of payments to you in connection with the Buy-Back or as required or authorised by law.

If you wish to access the personal information collected by Foster's in relation to your shareholding, please write to Foster's, C/- Computershare Investor Services Pty Limited at the mailing address set out in the Tender Form.

5.1 Definitions

In the Buy-Back Documents unless the context otherwise requires:

ACT means Australian Capital Territory.

ADRs means the American Depositary Receipts representing fully paid ordinary shares in the capital of Foster's.

AIFRS means Australian equivalents of International Financial Reporting Standards.

ASIC means the Australian Securities and Investments Commission.

ASTC means the ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532), the securities clearing house of the ASX.

ASX means ASX Limited (ABN 98 008 624 691).

ASX Market Rules means the rules that form part of the operating rules of the ASX for the purposes of the Corporations Act.

ATO means the Australian Taxation Office.

Board or Foster's Board means the Board of Directors of Foster's.

Buy-Back means the off-market buy-back of Shares by way of tender as set out in the Buy-Back Documents.

Buy-Back Contract means the contract between you and Foster's (assuming a Tender made by you is accepted by Foster's on the terms of this Buy-Back Invitation and the Tender) by which Foster's agrees to buy back some or all of those of your Shares which are the subject of your Tender.

Buy-Back Date means the date and time Foster's announces to the ASX the Buy-Back Price, the total number of Shares to be bought back and the details of any scale back.

Buy-Back Discount means one of the discounts to be selected by Foster's, being the largest discount within the range of 8 to 14 per cent (inclusive, at 1% intervals), which will enable Foster's to buy back the number of Shares that it determines to buy back.

Buy-Back Documents means this booklet and the Tender Form.

Buy-Back Invitation means the invitation by Foster's to eligible shareholders to offer to sell Shares as set out in the Buy-Back Documents.

Buy-Back Price means the price at which Foster's will buy back Shares from Tenders it accepts in the Buy-Back, rounded to the nearest cent. This price is determined by applying the Buy-Back Discount selected by Foster's to the Market Price.

Buy-Back Record Date means Thursday, 6 September 2007 being the date of determination of shareholders entitled to participate in, and the number of Foster's Shares entitled to be tendered into the Buy-Back.

CGT means capital gains tax.

CHESS means the Clearing House Electronic Subregister System.

CHESS Holder means a holder of Shares on the CHESS subregister of Foster's.

CHESS Holding means a holding of Shares on the CHESS subregister of Foster's.

Class Ruling means the ruling to be issued by the ATO on the tax implications of the Buy-Back for shareholders of Foster's who participate in the Buy-Back.

Closing Date means 7:00pm, Melbourne Time, on Friday, 12 October 2007, unless Foster's announces a later date.

Corporations Act means the Corporations Act 2001 (Cth).

DRP means the Foster's dividend reinvestment plan.

EBITDAS means continuing business earnings before interest, tax, depreciation, amortisation, Significant Items and SGARA.

EBITS means continuing business earnings before interest, tax, Significant Items and SGARA.

Excluded Foreign Person means any person holding Shares:

(a) to whom the Company would be prohibited from paying money pursuant to:
   - (i) the Banking (Foreign Exchange) Regulations 1959 (Cth);
   - (ii) Part 4 of the Charter of the United Nations Act 1945 (Cth);
   - (iii) the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth);
   - (iv) the Charter of United Nations (Sanctions – Afghanistan) Regulations 2001 (Cth);
   - (v) the Charter of United Nations (Sanctions – Iraq) Regulations 2006 (Cth);
   - (vi) the Criminal Code Act 1995 (Cth); or
   - (vii) any other act, rule or regulation prohibiting Foster's from making payments to foreign persons;

(b) who resides in a foreign jurisdiction where it would be:
   - (i) illegal under the laws of that jurisdiction; or
   - (ii) in the opinion of the Company, excessively onerous, costly and / or time consuming,

   to permit shareholders residing in that jurisdiction to participate in the Buy-Back.

For the avoidance of doubt, Excluded Foreign Persons include any person who is (or who is acting for the account or benefit of a person who is) in the United States, a US Person or a resident of Canada.

Final Dividend Record Date means Thursday, 6 September 2007 being the date of determination of shareholders entitled to receive the final dividend of 13.0 cents per Foster's share.

Final Price Tender means a Tender in which the shareholder elects to receive the Buy-Back Price, whatever Foster's determines it to be.

Foster's or the Company means Foster's Group Limited (ABN 49 007 620 886).

Foster's Employee Share Plan means Foster's Employee Share and Option Plan, Employee Share Grant Plan or Employee Share Acquisition Plan.

Foster's Share Register means the share register of Foster's maintained by the Registry.

Issuer Sponsored Holder means a holder of Shares on the issuer sponsored subregister of Foster's.

Issuer Sponsored Holding means a holding of Shares on the issuer sponsored subregister of Foster's.

Limited Employee Shares means Shares which are subject to restrictions on disposal under a Foster's Employee Share Plan and any Partly Paid Shares.

Market Price means the VWAP (as defined) of Foster's ordinary Shares on the ASX over the five trading days up to and including the Closing Date, calculated to four decimal places, as determined by Foster's no later than 6:00pm, Melbourne Time, on the Closing Date.

Melbourne Time is a reference to the time in Melbourne, Australia.

Minimum Price means one of the specified prices on the Tender Form that a shareholder may elect as a minimum price for their Tender, which will operate as a condition to the acceptance by Foster's of their Tender in the event their Shares would otherwise be acquired in accordance with the Buy-Back Invitation.

Partly Paid Shares means the unlisted partly paid ordinary shares issued under employee share and incentive plans formerly conducted by Foster's.

Priority Parcel means 800 Shares or such lesser number of Shares as is required to ensure that Foster's is able to buy back only the number of Shares it determines to buy back.

Registry means the share registry of Foster's, Computershare Investor Services Pty Limited ABN 48 078 279 277, also referred to in this booklet as Computershare Investor Services.

Settlement Rules means the settlement rules of the securities clearing house of the relevant stock exchange on which your Shares were acquired, as amended from time to time, and in the case of the ASX means ASTC.

SGARA means Self Generating and Regenerating Assets and refers to the valuation adjustment required to vines and grapes in accordance with the accounting standard requirements of AASB 141 'Agriculture'.

Shares means fully paid ordinary shares in the capital of Foster's.

Significant Items include continuing material items, discontinued material items and gains or losses on sale of discontinued operations.

Small Holding means a holding of fewer than or equal to 300 Shares.

Small Holding Tender has the meaning given to that term in Section 1.20.

Tax Value for the purposes of the Buy-Back means:

$$\$5.73 \times \frac{\text{Closing level of S\&P / ASX 200 Index on the Closing Date}}{6{,}178.6}$$

Where:

- 6,178.6 was the opening level of the S&P / ASX 200 Index on Tuesday, 28 August 2007.
- $5.73 was the VWAP of Shares over the five trading days up to and including Monday, 27 August 2007 adjusted to take into account that Foster's Shares trade ex-dividend on Friday, 31 August 2007.

If the movement in the S&P / ASX 200 Index is significantly different from the movement in Foster's market price over the relevant period, Foster's may approach the ATO to seek to vary the methodology used to determine the Tax Value.

Tender means a shareholder's offer to sell nominated Shares back to Foster's at a specified Tender Discount or as a Final Price Tender and on the terms and conditions set out in the Buy-Back Documents as amended in accordance with the procedures set out in this booklet.

Tender Discount means one of the specified discounts to the Market Price (from 8 per cent to 14 per cent inclusive, at 1 per cent intervals) as set out on the Tender Form.

Tender Form means the form of offer by a shareholder to sell their nominated Shares to Foster's, which is enclosed with this booklet (and includes a Tender Form amended in accordance with the procedures set out in the Buy-Back Documents).

Tender Period means the period within which shareholders may lodge, withdraw or amend a Tender in accordance with the Buy-Back Documents.

United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

US Person has the meaning given by Regulation S under the United States Securities Act of 1933, as amended.

VWAP means the volume weighted average price including all trades on the ASX's trading platform including the closing single price auction but excluding all off-market trades including but not limited to any transactions defined in the ASX Market Rules as special crossings, crossings prior to the commencement of the open session state, crossings during overnight trading, overseas trades or trades pursuant to the exercise of options over Shares or other trades that Foster's determines to exclude on the basis that the trades are not fairly reflective of natural supply and demand.

Withdrawal / Amendment Form means the form entitled "Tender Withdrawal / Amendment Form" that is required to withdraw or amend a previously submitted Tender which can be obtained by contacting the Foster's Buy-Back enquiry line or by downloading a copy from Foster's website at www.fostersgroup.com.

you or **shareholder** means a holder of Shares in Foster's.

5.2 Interpretation

In the Buy-Back Documents, unless the context otherwise requires:

- the singular includes the plural, and vice versa;
- words importing one gender include other genders;
- other parts of speech and grammatical forms of a word or phrase defined in this document have a corresponding meaning;
- terms used in the Buy-Back Documents and defined in the Corporations Act have the meanings ascribed to them in the Corporations Act;
- a reference to currency is to Australian dollars; and
- a reference to time is to Melbourne Time.

The postal acceptance rule does not apply to Tenders.

The Buy-Back Invitation, your Tender, and any Buy-Back Contract generally are governed by the laws of Victoria, Australia.

6. EXAMPLES OF COMPLETED TENDER FORMS

The following examples of completed Tender Forms are provided for illustrative purposes only. Foster's is not providing any advice as to whether you should tender your Shares, or at what discount(s) you should tender. Participation in the Buy-Back is entirely at your discretion. If you do not want to participate, you do not have to do anything and the number of Shares you hold will not change as a result of the Buy-Back. If, after referring to this Buy-Back booklet, you decide to participate in the Buy-Back, please refer to the instructions on the back of your personalised Tender Form when completing it.

Issuer Sponsored Holder tendering at a 10% Discount and with a Minimum Price condition (example only)

In the example below, an Issuer Sponsored Holder has elected to tender their entire holding (5,000 Shares) at a 10% Tender Discount and with a Minimum Price condition. The steps taken in completing the Tender Form are set out below:

Step 1 The number of Shares tendered at a 10% Tender Discount (5,000) was noted in Box C

Step 2 The total number of Shares tendered (5,000) was noted in Box D

Step 3 Contact details were added in Box E

Step 4 Signature was added at Box F

Step 5 A Minimum Price condition of $4.80 was added at Box G

Step 6 The completed Tender Form was then mailed, faxed or delivered to the Registry

FOSTER'S GROUP LIMITED
ABN 49 007 620 886

Tender Form - Issuer Sponsored Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER IMMEDIATELY.
If you do not wish to participate in the Buy-Back do not return this form.
Please refer to the instructions on the back of this form.

000001
000
SAM
MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Please complete the following using black ink only

I/we tender the following Shares to Foster's Group Limited at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents

A Shares you can tender as at 6 September 2007: 5,000

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender. ______ as a FINAL PRICE TENDER

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares

Shares	Tender Discount	Shares	Tender Discount
	at a 14% Tender Discount	5 0 0 0	at a 10% Tender Discount
	at a 13% Tender Discount		at a 9% Tender Discount
	at a 12% Tender Discount		at a 8% Tender Discount
	at a 11% Tender Discount		

D TOTAL NUMBER OF SHARES TENDERED
Add up the number of Shares in Boxes B and C and write that number in Box D: 5 0 0 0
The number of Shares in Box D must not be more than the number in Box A.

E Please provide your contact details in case we need to speak to you about your Tender.

John Sample (Contact Name) — (03) 9999 9999 (Contact Daytime Telephone) — 10 / 10 / 07 (Date)

F Please sign within the appropriate boxes below

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
J Sample		
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

G THIS BOX G IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price

☐ A$4.00 ☐ A$4.40 ☑ A$4.80 ☐ A$5.20

TENDER FORMS MUST BE RECEIVED BY THE REGISTRY BY 7.00PM (MELBOURNE TIME) ON FRIDAY, 12 OCTOBER 2007

FGL

This is an example only

Please note that the actual Issuer Sponsored Tender Form is yellow

Issuer Sponsored Holder tendering as a Final Price Tender (example only)

In the example below, an Issuer Sponsored Holder has elected to tender part of their holding (10,000 Shares) as a Final Price Tender. The steps taken in completing the Tender Form are set out below:

Step 1 The number of Shares tendered as a Final Price Tender (10,000) was noted in Box B

Step 2 The total number of Shares tendered (10,000) was noted in Box D

Step 3 Contact details were added in Box E

Step 4 Signature was added at Box F

Step 5 The completed Tender Form was then mailed, faxed or delivered to the Registry

FOSTER'S GROUP LIMITED
ABN 49 007 620 886

Tender Form - Issuer Sponsored Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER IMMEDIATELY.
If you do not wish to participate in the Buy-Back do not return this form.
Please refer to the instructions on the back of this form.

000001
000
SAM
MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Please complete the following using black ink only

I/we tender the following Shares to Foster's Group Limited at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents

A Shares you can tender as at 6 September 2007: 20,000

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender: *1 0 0 0 0* as a FINAL PRICE TENDER

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares

Shares	Tender Discount	Shares	Tender Discount
	at a 14% Tender Discount		at a 10% Tender Discount
	at a 13% Tender Discount		at a 9% Tender Discount
	at a 12% Tender Discount		at a 8% Tender Discount
	at a 11% Tender Discount		

D TOTAL NUMBER OF SHARES TENDERED
Add up the number of Shares in Boxes B and C and write that number in Box D: *1 0 0 0 0*
The number of Shares in Box D must not be more than the number in Box A.

E Please provide your contact details in case we need to speak to you about your Tender.

Contact Name: *John Sample*
Contact Daytime Telephone: *(03) 9999 9999*
Date: *10 / 10 / 07*

F Please sign within the appropriate boxes below

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
J Sample		
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

G THIS BOX G IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price

☐ A$4.00 ☐ A$4.40 ☐ A$4.80 ☐ A$5.20

TENDER FORMS MUST BE RECEIVED BY THE REGISTRY BY 7.00PM (MELBOURNE TIME) ON FRIDAY, 12 OCTOBER 2007

FGL

This is an example only

Please note that the actual Issuer Sponsored Tender Form is yellow

CHESS Sponsored Holder tendering at both Tender Discounts and as a Final Price Tender (example only)

In the example below, a CHESS Holder has elected to tender their entire holding (2,000 Shares) at a combination of Tender Discounts and as a Final Price Tender. The steps taken in completing the Tender Form are set out below:

Step 1 The number of Shares tendered as a Final Price Tender (700) was noted in Box B

Step 2 The number of Shares tendered at various Tender Discounts was noted in Box C

Step 3 The total number of Shares tendered (700 + 650 +650) was noted in Box D

Step 4 Contact details were added in Box E

Step 5 Signature was added at Box F

Step 6 The shareholder then communicated their instructions to their controlling participant (normally their broker). DO NOT SEND YOUR CHESS HOLDER TENDER FORM TO THE REGISTRY

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

Tender Form - CHESS Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER IMMEDIATELY
If you wish to participate in the Buy-Back, you must give this Tender Form to your controlling participant (normally your broker), for your Tender(s) to be effective.
Do NOT return this form to the Registry.
Please refer to the instructions on the back of this form.
Controlling CHESS participant as at 6 September 2007

000001
000
SAM
MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

Holder Identification Number (HIN)

X 1234567890 IND

Please complete the following using black ink only

I/We tender the following Shares to Foster's Group Limited at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

A Shares you can tender as at 6 September 2007: 2,000

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender: 7 0 0 as a FINAL PRICE TENDER

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares

Shares	Tender Discount	Shares	Tender Discount
	at a 14% Tender Discount	6 5 0	at a 10% Tender Discount
	at a 13% Tender Discount		at a 9% Tender Discount
6 5 0	at a 12% Tender Discount		at a 8% Tender Discount
	at a 11% Tender Discount		

D TOTAL NUMBER OF SHARES TENDERED
Add up the number of Shares in Boxes B and C and write that number in Box D: 2 0 0 0
The number of Shares in Box D must not be more than the number in Box A.

E Please provide your contact details in case we need to speak to you about your Tender

Contact Name	Contact Daytime Telephone	Date
John Sample	(03) 9999 9999	10 / 10 / 07

F Please sign within the appropriate boxes below

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
J.Sample		
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

G THIS BOX G IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than the amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price

☐ A$4.00 ☐ A$4.40 ☐ A$4.80 ☐ A$5.20

TENDER FORMS MUST BE PROCESSED BY YOUR CONTROLLING PARTICIPANT BY 7.00PM (MELBOURNE TIME) ON FRIDAY, 12 OCTOBER 2007

FGL

This is an example only

Please note that the actual CHESS Holder Tender Form is pink.

This page has been left intentionally blank.

www.fostersgroup.com

FOSTER'S GROUP

Reminder: This is an important document for Foster's shareholders. Please give it your immediate attention. Participation in the Buy-Back requires action by 7:00pm, Melbourne Time, on Friday, 12 October 2007.

Enquiries: If you have questions about the Buy-Back, please consult the Buy-Back question and answer section on the Foster's website at www.fostersgroup.com or call the Foster's Buy-Back enquiry line on 1300 731 671 within Australia or +61 3 9415 4684 if you are calling from outside Australia. If you are calling from outside Australia please note that this is not a free call.

FSC Mixed Sources

By buying products with the FSC label you are supporting the growth of responsible forest management worldwide.

This report is Forest Stewardship Council (FSC) chain of custody certified. This report is printed on Monza Satin Recycled and Ozone FSC Offset, both FSC certified mixed source paper.

Financial Advisers

Goldman Sachs JBWere

Legal Advisers

Corrs Chambers Westgarth lawyers

Taxation Advisers

Shaddick & Spence

FOSTER'S GROUP LIMITED
ABN 49 007 620 886

Tender Form - Issuer Sponsored Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER IMMEDIATELY.
If you do not wish to participate in the Buy-Back do not return this form.
Please refer to the instructions on the back of this form.

000001
000
SAM
MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Please complete the following using black ink only

I/we tender the following Shares to Foster's Group Limited at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

A Shares you can tender as at 6 September 2007 [ ]

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender. [ ] as a FINAL PRICE TENDER

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.

[ ]	at a 14% Tender Discount	[ ]	at a 10% Tender Discount
[ ]	at a 13% Tender Discount	[ ]	at a 9% Tender Discount
[ ]	at a 12% Tender Discount	[ ]	at a 8% Tender Discount
[ ]	at a 11% Tender Discount		

D TOTAL NUMBER OF SHARES TENDERED
Add up the number of Shares in Boxes B and C and write that number in Box D. [ ]
The number of Shares in Box D must not be more than the number in Box A.

E Please provide your contact details in case we need to speak to you about your Tender:

Contact Name ________ **Contact Daytime Telephone** ________ **Date** / /

F Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1	**Joint Shareholder 2**	**Joint Shareholder 3**
[ ]	[ ]	[ ]
Sole Director and Sole Company Secretary	**Director/Company Secretary**	**Director**

G **THIS BOX G IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

[ ] A$4.00 [ ] A$4.40 [ ] A$4.80 [ ] A$5.20

TENDER FORMS MUST BE RECEIVED BY THE REGISTRY BY 7.00PM (MELBOURNE TIME) ON FRIDAY, 12 OCTOBER 2007

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

How to complete this Tender Form

The instructions below are cross-referenced to the relevant section on the front of this form. Defined terms have the same meaning as in the Buy-Back booklet. **Please complete the form using black ink only.**

A This is the total number of Shares registered in your name as at 6 September 2007 that confer an entitlement to participate in the Buy-Back. If you wish to participate in the Buy-Back, you can offer to sell some or all of these Shares to Foster's Group Limited (by following the instructions set out below).

B **Final Price Tender**
Insert the number of Shares (if any) you wish to tender as a Final Price Tender.

AND/OR

C **Tender Discount**
Insert the number of Shares (if any) you wish to tender at the specified Tender Discount. You may offer to sell parcels of Shares at up to 7 different specified Tender Discounts. Each parcel is treated as a separate Tender.

D After indicating the number of Shares you wish to tender as a Final Price Tender (Box B) and/or at a specified Tender Discount(s) (Box C), you need to add up the number of Shares in Boxes B and C and write the total in Box D.

Note that the number of Shares in Box D must not be more than the number of Shares in Box A.

If the number of Shares in Box D is more than the number of Shares in Box A, you will be deemed to have offered only the number of Shares shown in Box A and, if you have selected more than one Tender Discount and/or a Final Price Tender, your Tender will be adjusted in the manner set out in Section 4.11 of the Buy-Back booklet.

E Please provide your contact details in case we need to speak to you about your Tender Form.

F You must sign this form in Box F. By signing and returning this Tender Form, you acknowledge that you have read and understood the Buy-Back booklet and agree to, and make an offer to sell your shares on, the terms and conditions set out in the Buy-Back Documents (including the warranties, authorisations and undertakings set out in Section 4.8 of the Buy-Back booklet).

Individual holders	Where a holding is in one name, the registered shareholder must sign.
Joint holders	All holders must sign.
Under Power of Attorney	If not already noted by the Registry, an originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.
Deceased Estate	All executors should sign and, if not already noted by the Registry, send an originally certified copy of probate or letters of administration to the Registry.
Company	This form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

By signing this Tender Form you confirm that you are not an Excluded Foreign Person and, in particular, are not (i) in the United States, a US Person (as defined in the Buy-Back booklet) or a resident of Canada; or (ii) tendering any Shares by means of this Tender Form on behalf of or for the account of a person in the United States, a US Person or a resident of Canada. ADRs and Limited Employee Shares may not be tendered into the Buy-Back.

G **THIS BOX G IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not receive less than this amount for your Shares, however if the Minimum Price you select is higher than the Buy-Back Price your Shares will not be bought back. **If you complete Box G, you must also complete Box B and/or Box C. Tick no more than one Minimum Price in Box G – if you tick more than one Minimum Price, your Tender will be deemed to be conditional on the highest Minimum Price that you have specified.**

Foster's Group Limited will not accept Tender Forms from any person (or person acting on behalf of or for the account of a person who is) in the United States, a US Person or a resident of Canada or any Tender Form that has been postmarked in, or otherwise appears to Foster's Group Limited or its agents to have been sent from, the United States or Canada.

Payment for Shares bought back
Foster's Group Limited will dispatch payment for Shares bought back no later than 19 October 2007.

Submitting your Tender Form
Mail, deliver or fax your completed and signed Tender Form or, if mailing in Australia, use the enclosed reply-paid envelope so that your Tender Form is received no later than 7.00pm (Melbourne Time) on 12 October 2007.

If sending by mail
Foster's Group Limited Buy-Back
C/- Computershare Investor Services Pty Limited
Reply Paid 52
MELBOURNE VIC 8060
AUSTRALIA

If delivering in person
(during business hours only)
Foster's Group Limited Buy-Back
C/- Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067
AUSTRALIA

If sending by facsimile
Foster's Group Limited Buy-Back
+61 3 9473 2015

FGL

This Tender Form relates to the Foster's Group Limited Buy-Back booklet dated 31 August 2007 and should be read in conjunction with that booklet.

If you require further information on how to complete this form please contact the Foster's Group Limited Buy-Back enquiry line on 1300 731 671 (within Australia) or +61 3 9415 4684 (from outside Australia).

TENDER FORMS MUST BE RECEIVED BY THE REGISTRY BY 7.00PM (MELBOURNE TIME) ON FRIDAY, 12 OCTOBER 2007.

Tender Form - CHESS Holders

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER IMMEDIATELY
If you wish to participate in the Buy-Back, you must give this Tender Form to your controlling participant (normally your broker), for your Tender(s) to be effective.
Do NOT return this form to the Registry.
Please refer to the instructions on the back of this form.
Controlling CHESS participant as at 6 September 2007

000001
000
SAM
MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

Holder Identification Number (HIN)

X 1234567890 IND

Please complete the following using black ink only

I/we tender the following Shares to Foster's Group Limited at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

A Shares you can tender as at 6 September 2007

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender. | | as a FINAL PRICE TENDER

C Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.

	at a 14% Tender Discount		at a 10% Tender Discount
	at a 13% Tender Discount		at a 9% Tender Discount
	at a 12% Tender Discount		at a 8% Tender Discount
	at a 11% Tender Discount		

D TOTAL NUMBER OF SHARES TENDERED
Add up the number of Shares in Boxes B and C and write that number in Box D.

The number of Shares in Box D must not be more than the number in Box A.

E Please provide your contact details in case we need to speak to you about your Tender:

Contact Name ____ **Contact Daytime Telephone** ____ **Date** / /

F Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1	**Joint Shareholder 2**	**Joint Shareholder 3**
Sole Director and Sole Company Secretary	**Director/Company Secretary**	**Director**

G **THIS BOX G IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

☐ A$4.00 ☐ A$4.40 ☐ A$4.80 ☐ A$5.20

TENDER FORMS MUST BE PROCESSED BY YOUR CONTROLLING PARTICIPANT BY 7.00PM (MELBOURNE TIME) ON FRIDAY, 12 OCTOBER 2007

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

How to complete this Tender Form

The instructions below are cross-referenced to the relevant section on the front of this form. Defined terms have the same meaning as in the Buy-Back booklet. **Please complete the form using black ink only.**

A This is the total number of Shares registered in your name as at 6 September 2007 that confer an entitlement to participate in the Buy-Back. If you wish to participate in the Buy-Back, you can offer to sell some or all of these Shares to Foster's Group Limited (by following the instructions set out below).

B **Final Price Tender**
Insert the number of Shares (if any) you wish to tender as a Final Price Tender.

AND/OR

C **Tender Discount**
Insert the number of Shares (if any) you wish to tender at the specified Tender Discount. You may offer to sell parcels of Shares at up to 7 different specified Tender Discounts. Each parcel is treated as a separate Tender.

D After indicating the number of Shares you wish to tender as a Final Price Tender (Box B) and/or at a specified Tender Discount(s) (Box C), you need to add up the number of Shares in Boxes B and C and write the total in Box D.

Note that the number of Shares in Box D must not be more than the number of Shares in Box A.

If the number of Shares in Box D is more than the number of Shares in Box A, you will be deemed to have offered only the number of Shares shown in Box A and, if you have selected more than one Tender Discount and/or a Final Price Tender, your Tender will be adjusted in the manner set out in Section 4.11 of the Buy-Back booklet.

E Please provide your contact details in case we need to speak to you about your Tender Form.

F You must sign this form in Box F. By signing and returning this Tender Form, you acknowledge that you have read and understood the Buy-Back booklet and agree to, and make an offer to sell your shares on, the terms and conditions set out in the Buy-Back Documents (including the warranties, authorisations and undertakings set out in Section 4.8 of the Buy-Back booklet).

Individual holders	Where a holding is in one name, the registered shareholder must sign.
Joint holders	All holders must sign.
Under Power of Attorney	If not already noted by the Registry, an originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.
Deceased Estate	All executors should sign and, if not already noted by the Registry, send an originally certified copy of probate or letters of administration to the Registry.
Company	This form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

By signing this Tender Form you confirm that you are not an Excluded Foreign Person and, in particular, are not (i) in the United States, a US Person (as defined in the Buy-Back booklet) or a resident of Canada; or (ii) tendering any Shares by means of this Tender Form on behalf of or for the account of a person in the United States, a US Person or a resident of Canada. ADRs and Limited Employee Shares may not be tendered into the Buy-Back.

G **THIS BOX G IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:** You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not receive less than this amount for your Shares, however if the Minimum Price you select is higher than the Buy-Back Price your Shares will not be bought back. **If you complete Box G, you must also complete Box B and/or Box C. Tick no more than one Minimum Price in Box G – if you tick more than one Minimum Price, your Tender will be deemed to be conditional on the highest Minimum Price that you have specified.**

Foster's Group Limited will not accept Tender Forms from any person (or person acting on behalf of or for the account of a person who is) in the United States, a US Person or a resident of Canada or any Tender Form that has been postmarked in, or otherwise appears to Foster's Group Limited or its agents to have been sent from, the United States or Canada.

Payment for Shares bought back
Foster's Group Limited will dispatch payment for Shares bought back no later than 19 October 2007.

Submitting your Tender Form
You will need to contact your controlling participant (usually your broker) in sufficient time for your controlling participant to process your Tender no later than 7.00pm (Melbourne Time) on 12 October 2007.

FGL

DO NOT RETURN THIS FORM TO FOSTER'S GROUP LIMITED OR THE REGISTRY

This Tender Form relates to the Foster's Group Limited Buy-Back booklet dated 31 August 2007 and should be read in conjunction with that booklet.

If you require further information on how to complete this form please contact the Foster's Group Limited Buy-Back enquiry line on 1300 731 671 (within Australia) or +61 3 9415 4684 (from outside Australia).

TENDER FORMS MUST BE PROCESSED BY YOUR CONTROLLING PARTICIPANT BY 7.00PM (MELBOURNE TIME) ON FRIDAY, 12 OCTOBER 2007

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3Y – Change of Director's Interest Notice x 6"

Released: 10 September 2007

Pages: 13
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Colin Bruce Carter
Date of last notice	8 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	5 September 2007
No. of securities held prior to change	Nil
Class	Ordinary Shares
Number acquired	12,837
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.42 per share
No. of securities held after change	12,837
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 10 September 2007

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Margaret Lyndsey Cattermole
Date of last notice	26 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Margaret Lyndsey Cattermole	Alcatt Pty Ltd	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	No change	No change	5 September 2007
No. of securities held prior to change	147,616	12,642	4,200
Class	Ordinary Shares	Ordinary Shares	Ordinary Shares
Number acquired	Nil	Nil	3,388
Number disposed	Nil	Nil	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A	N/A	$6.42 per share
No. of securities held after change	147,616 (No change)	12,642 (No change)	7,588
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	N/A	N/A	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 10 September 2007

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Alexander Crawford
Date of last notice	11 April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Melpeat Pty Ltd	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	5 September 2007	5 September 2007
No. of securities held prior to change	25,005	Nil
Class	Ordinary Shares	Ordinary Shares
Number acquired	926	1,090
Number disposed	Nil	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.42 per share	$6.42 per share
No. of securities held after change	25,931	1,090
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 10 September 2007

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme William McGregor
Date of last notice	11 April 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme William McGregor	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	N/A	5 September 2007
No. of securities held prior to change	29,617	3,942
Class	Ordinary Shares	Ordinary Shares
Number acquired	Nil	2,181
Number disposed	Nil	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A	$6.42 per share
No. of securities held after change	29,617 (No change)	6,123
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	N/A	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 10 September 2007

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Maxwell Gilbert Ould
Date of last notice	11 April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Maxwell Gilbert Ould	Ould Superannuation Fund	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	N/A	N/A	5 September 2007
No. of securities held prior to change	4,855	28,840	13,429
Class	Ordinary Shares	Ordinary Shares	Ordinary Shares
Number acquired	Nil	N/A	5,358
Number disposed	Nil	N/A	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A	N/A	$6.42 per share
No. of securities held after change	4,855 (No change)	28,840 (No change)	18,787
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.	N/A	N/A	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated - 10 September 2007

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Francis Joseph Swan
Date of last notice	11 April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Francis Joseph Swan	Burrendah Pty Ltd	Foster's Share Plans Pty Ltd (pursuant to the Director's Share Purchase Plan)
Date of change	N/A	N/A	5 September 2007
No. of securities held prior to change	64,933	39,814	11,827
Class	Ordinary Shares	Ordinary Shares	Ordinary Shares
Number acquired	Nil	Nil	6,542
Number disposed	Nil	Nil	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A	N/A	$6.42 per share
No. of securities held after change	64,933 (No change)	39,814 (No change)	18,369
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	N/A	N/A	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 10 September 2007

END